As filed November 2, 1999                                 File No. 333-82877


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-1/A
                                 AMENDMENT NO. 1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ALYA INTERNATIONAL, INC.
              (Exact name of small business issuer in its charter)




          DELAWARE                           7373                 94-3252633
(State or other jurisdiction of (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)


                16 FAWCETT ROAD, SUITE 101, COQUITLAM (VANCOUVER),
                        BRITISH COLUMBIA V3K 6X9, CANADA
                                 (604) 528-9982
          (Address and telephone number of principal executive offices)

                16 FAWCETT ROAD, SUITE 101, COQUITLAM (VANCOUVER),
                        BRITISH COLUMBIA V3K 6X9, CANADA
(Address of principal place of business or intended principal place of business)

                               DOUGLAS H. CORBETT
                            ALYA INTERNATIONAL, INC.
                           16 FAWCETT ROAD, SUITE 101
             COQUITLAM (VANCOUVER), BRITISH COLUMBIA V3K 6X9, CANADA
                                 (604) 528-9982
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                             Fay M. Matsukage, Esq.
                   Dill Dill Carr Stonbraker & Hutchings, P.C.
                          455 Sherman Street, Suite 300
                             Denver, Colorado 80203
                       (303) 777-3737; (303) 777-3823 fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check
the following box.                                                    /X/_____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                         / /_____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                / /_____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                / /_____

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         CALCULATION OF REGISTRATION FEE

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
 TITLE OF EACH CLASS OF                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
    SECURITIES TO BE          AMOUNT TO BE         OFFERING PRICE PER     AGGREGATE OFFERING          AMOUNT OF
       REGISTERED              REGISTERED                SHARE                   PRICE            REGISTRATION FEE
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock                5,000,000 shares             $1.00                $5,000,000               $1,390
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


Disclosure Alternative used (check one)     Alternative 1 _______;
Alternative 2      X
              -----------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 2, 1999


                            ALYA INTERNATIONAL, INC.

                        5,000,000 SHARES OF COMMON STOCK


         We are offering 5,000,000 shares of common stock for sale to the public. We may offer these shares to our creditors as repayment of our debt at $1.00 per share. We are not required to sell any specific number or dollar amount of shares but will use our best efforts to sell the maximum number of shares offered. See "Underwriting" which explains in detail the terms and conditions of this offering. This offering of shares will terminate on the earlier of the date all of the shares offered are subscribed for or _____________________ [90 days from the date of this prospectus]. Please note that we may extend this date for up to an additional 90 days.



         There is no minimum offering and no escrow. Therefore any funds received from a purchaser will be available to us as received and need not be refunded to the purchaser.


         Our common stock is traded on the local over-the-counter markets and the "pink sheets" published by the National Quotation Bureau under the symbol "ALYA."

                             ----------------------

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                             ----------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------


         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.



------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                               UNDERWRITING DISCOUNTS
SHARES OFFERED BY ALYA                PRICE TO PUBLIC              AND COMMISSIONS             PROCEEDS TO ALYA
------------------------------- ---------------------------- ---------------------------- ----------------------------
Per Share                               $     1.00                    $   0.10                    $     0.90
------------------------------- ---------------------------- ---------------------------- ----------------------------
Total Offering                          $5,000,000                    $500,000                    $4,500,000
------------------------------- ---------------------------- ---------------------------- ----------------------------



         Underwriting commissions and discounts: We are acting as the general selling agent. If broker-dealers are used to sell the shares, we will pay them up to a 10% commission.


         Proceeds to Alya: These amounts do not reflect the deduction of expenses of this offering, estimated at $75,000.

                           16 FAWCETT ROAD, SUITE 101
                   COQUITLAM, BRITISH COLUMBIA V3K 6X9 CANADA
                       (604) 528-9982; FAX (604) 528-9983
                                  www.alya.com


               The date of this prospectus is _____________, 1999

                                TABLE OF CONTENTS

                                                                                                            Page

Prospectus Summary.............................................................................................3
Special Note Regarding Forward-Looking Statements..............................................................4
Risk Factors...................................................................................................4
Dilution.......................................................................................................9
Market for Common Equity and Related Stockholder Matters......................................................10
Dividend Policy...............................................................................................10
Use of Proceeds...............................................................................................11
Selected Financial Data.......................................................................................12
Management's Discussion and Analysis Of.......................................................................12
Financial Condition and Results Of Operations.................................................................12
Business......................................................................................................17
Management....................................................................................................28
Security Ownership of Certain Beneficial Owners and Management................................................31
Description of Securities.....................................................................................34
Plan of Distribution..........................................................................................35
SEC Position on Indemnification...............................................................................36
Legal Matters.................................................................................................36
Experts.......................................................................................................36
Available Information.........................................................................................37
Reports to Stockholders.......................................................................................37
Consolidated Financial Statements............................................................................F-1

                               PROSPECTUS SUMMARY

ALYA INTERNATIONAL, INC.

         Alya International, Inc. ("Alya"/ "We"/"Our") develops, markets, and sells advanced security management systems for use in facilities such as corporate and government campuses, commercial buildings, and airports. Our products consist of software, hardware, and firmware. Our systems are developed to result in products which share similar communication media and/or similarities in the software, which is known in the industry as an open architecture system. Among other things, such systems can lead to savings in building energy costs, operating efficiencies, and installation costs. Our central operations are in Coquitlam (Vancouver), British Columbia, Canada, and we have offices located in the United States, Belgium, Slovak Republic, and China.


         Alya was incorporated on September 23, 1996, in Delaware. We have one wholly-owned subsidiary, Alya Systems Inc., a British Columbia corporation incorporated on September 12, 1995.


THE OFFERING


      Securities offered............5,000,000 shares of common stock

      Securities outstanding........15,102,444 shares of common stock (as at
                                    October 15, 1999)

      Use of Proceeds...............Estimated at $4,425,000 net of offering expenses. To be used for marketing, product
                                    development, furniture and equipment,
                                    strategic alliances and acquisitions,
                                    repayment of debt, and working capital.




RISK FACTORS

         Investing in our securities involves a high degree of risk. You should consider carefully the information under the caption "Risk Factors" in deciding whether to purchase the securities offered under this prospectus.


SUMMARY FINANCIAL INFORMATION


         The following summary financial data is derived from our unaudited and audited consolidated financial statements for the nine month period ended June 30, 1999, and the years ended September 30, 1998 and 1997 respectively, included elsewhere in this prospectus. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles in the United States. Our results of operations for any interim period do not necessarily indicate our results of operations for the full year. You should read this summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and our consolidated financial statements.




         BALANCE SHEET DATA:                        JUNE 30, 1999    SEPTEMBER 30, 1998     SEPTEMBER 30, 1997
         Current Assets                              $  177,103            $224,974              $139,213
         Total Assets                                $  219,821            $280,997              $251,995
         Current Liabilities                         $1,359,209            $400,379              $723,857
         Advances on sale of software rights         $1,353,180            $688,692                    --
         Stockholders' Deficiency                    $2,492,568            $808,074              $472,946
         Working Capital Deficiency                  $1,182,106            $175,405              $584,644

         STATEMENT OF LOSS DATA:                    9 MONTHS ENDED      YEAR ENDED             YEAR ENDED
                                                    JUNE 30, 1999    SEPTEMBER 30, 1998     SEPTEMBER 30, 1997
         Revenues                                    $  428,760            $  323,734            $  110,878
         Net Loss                                    $2,364,126            $2,223,461            $2,557,840
         Net Loss per Share                          $     0.17            $     0.19            $     0.32


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this prospectus are not historical facts but are forward-looking statements. These forward-looking statements may be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plans," "project," and similar expressions. These statements may involve risks and uncertainties relating to the development stage in which we are operating; the lack of revenues; our ability to continue as a going concern; the need for additional financing; Year 2000 compliance; uncertainty of market acceptance of our products once introduced; competition; technological obsolescence; ability to not violate others' rights; dependence on key personnel; and other factors detailed in "Risk Factors" below and elsewhere in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.


                                  RISK FACTORS

         Investing in our common stock involves a high degree of risk. You should be able to bear a complete loss of your investment. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in shares of common stock.


WE HAVE SUBSTANTIAL CAPITAL REQUIREMENTS AND DO NOT HAVE SUFFICIENT CAPITAL TO COMPLETE THE DEVELOPMENT OF OUR PRODUCTS


         We do not have sufficient funds to complete the commercial development of any of our products, including O.P.E.N.centrix-TM-, which is currently our only marketable product, or commence the production and sales of our systems. Our ability to complete our product development, market our products, and commence sales will depend upon the continued availability of investment capital, funding made by one or more strategic partners, or licensing revenues. Our dependence upon these sources of funding will continue at least until we obtain sufficient revenues from the sale of products, related installation and support services, and complete the installation of enough O.P.E.N.centrix-TM-systems to maintain our operations.


WE DO NOT GENERATE SUFFICIENT REVENUE TO FINANCE OUR OPERATIONS, AND WE RELY SUBSTANTIALLY UPON OUTSIDE FINANCING



         For the nine months ended June 30, 1999, we incurred $2,792,886 of expenses while generating $428,760 of revenues. Because of our inability to sufficient revenues, it will be necessary for us to rely upon external sources of financing. We can give you no assurance that we will be able to obtain any such financing, or if we are able to obtain such financing, we cannot give any assurance that it will be on favorable terms. Any additional financing will result in dilution to our shareholders, including those people who purchase shares in this offering. If we cannot obtain such funding when needed, we may be forced to cease operations and abandon our business. In such event, you may lose your entire investment.



WE ARE AN EARLY STAGE COMPANY GENERATING SUBSTANTIAL LOSSES



         We generated a net loss of $2,223,461 for the fiscal year ended September 30, 1998, and a net loss of $2,364,126 (unaudited) for the nine months ended June 30, 1999. To date we have not had any significant revenues. The commercial development of our products is still ongoing and we lack marketing experience and any production history. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the start-up of new businesses, those historically encountered by us, and the competitive environment in which we intend to operate.

OUR FUTURE EXISTENCE REMAINS UNCERTAIN


         The report of the independent auditors on Alya's financial statements for the year ended September 30, 1998, includes an explanatory paragraph relating to our ability to continue as a going concern. We have suffered substantial losses from operations, require additional financing, and need to continue the development of our products. Ultimately we need to generate revenues and attain profitable operations. These factors raise substantial doubt about our ability to continue as a going concern. There can be no assurance that we will be able to develop a commercially viable product or marketing system. Even if we are able to develop a commercially viable product, there is no assurance that we will be able to attain profitable operations.



WE HAVE NO HISTORICAL PATTERN OF SALES OR EARNINGS



         O.P.E.N.centrix-TM- has been on the market as a near-production stage product for less than nine months and we are in the process of building our distribution network. While we have been encouraged by the initial market acceptance of the test versions of O.P.E.N.centrix-TM-, we have no historical pattern of sales or earnings. We cannot provide investors with any assurance that market acceptance of the final version of O.P.E.N.centrix-TM- will be sufficient for us to operate profitably.



WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP OUR PRODUCTS OR DEVELOP OUR PRODUCTS IN A TIMELY MANNER


         Our O.P.E.N.centrix-TM- system requires development of additional functionalities and testing to prove additional performance capability and commercial viability. Although we are capable of performing these tests at present, additional equipment and/or funding is required to complete these tests. Additionally, the final costing and selling prices of our installation, support, and maintenance cannot be determined precisely until system completion. Our success, if any, will depend on our ability to timely complete our system within estimated cost parameters and efficiently deploy the system in a cost effective manner. We may experience technical hurdles, such as the ability to maintain compatibility with new releases of third-party products (i.e., LONWorks-Registered Trademark-, Echelon LNS) in a timely fashion. We could encounter these technical problems at any time in the future. Any technical problems that we encounter could hinder or delay our completion of O.P.E.N.centrix-TM- and/or the development of other products. Any delays and hindrances would impair our ability to market our systems and bring in revenues.





OUR SHORT-TERM OBLIGATIONS SIGNIFICANTLY EXCEED THE VALUE OF OUR ASSETS AVAILABLE TO MEET THOSE OBLIGATIONS



         As of June 30, 1999, we had outstanding current liabilities of $1,359,209 (unaudited), as compared to current assets $177,103 (unaudited). In addition, subsequent to June 30, 1999, we have borrowed approximately $530,000 to finance our operations. Our lack of working capital could make us more vulnerable to the effects of delays in producing our products, industry downturns, and competitive pressures. Our ability to pay our debts as they become due will be dependent upon our future performance, which will be subject to financial, business, and other factors affecting the our operations, many of which are beyond our control. We will require substantial amounts of cash to fund the scheduled payments of principal and interest on such indebtedness, future capital expenditures, and any increased working capital requirements. We can give no assurances that we will be able to obtain alternative financing if we are unable to meet our cash requirements out of cash flow from our operations. In the absence of such financing, our ability to respond to changing business and economic conditions, to acquire and develop our software and hardware, to absorb adverse operating results, or to fund capital expenditures or increased working capital requirements may be adversely affected.


INVESTORS IN THIS OFFERING WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DECREASE IN THEIR INVESTMENT AS COMPARED TO THE NET TANGIBLE BOOK VALUE OF THE STOCK



         The initial public offering price of the shares does not necessarily bear any relationship to assets, book value or net worth of Alya. We established the price for the common stock with a view to the current market price for the stock. If you purchase in this offering, you will suffer immediate and substantial decrease in your investment when measured against the net tangible book value of the stock. This decrease can range from $1.09 per share or approximately 109% of the offering price of the shares, if only 25% of the offering is sold, to $0.91 per share or 91% of the offering price, if all of the offering is sold.

WE DO NOT KNOW IF OUR PRODUCTS WILL BE ACCEPTED BY OUR TARGET MARKET


         The commercial success of the O.P.E.N.centrix-TM- system will depend upon its acceptance by the market as a valuable and useful product. Market acceptance will depend upon several factors, including the establishment of performance indicators and endorsement by industry leaders. The market for O.P.E.N.centrix-TM- and its associated products is in its infancy, and we are not certain that our target customers will widely adopt such a system. Even if they do so, they may not choose the O.P.E.N.centrix-TM- system because, among other things, it is expensive, complicated and requires a significant amount of technical support. Although we intend to test O.P.E.N.centrix-TM- prior to making it available to new customers, we cannot be certain that we will have identified and repaired all of the significant performance errors or included all expected features. If our target customers do not widely adopt and purchase our product, our business, financial condition and operations will be adversely affected.


OUR SUCCESS IS DEPENDENT UPON A SUFFICIENT GROWTH OF OUR ACCOUNT BASE


         Despite our best efforts, we may never be able to establish a sufficient account base or our account base may not grow as quickly as is necessary for us to operate profitably. Our account base may not grow sufficiently due to miscalculation of the size of the current market, miscalculation of the market interest in integrated systems, unforeseen marketing obstacles, interference from other companies, lack of cooperation from key companies, restricted supply of key products, general customer dissatisfaction with one or more aspects of our products and/or services, and a perceived discrepancy between the cost and the value of our products. If we fail to establish a sufficient account base, or if it takes too long to establish an account base, we may not be profitable.


WE HAVE VERY LITTLE EXPERIENCE MARKETING OUR PRODUCTS AND WE MAY NOT BE ABLE TO SELL OUR PRODUCTS


         We have had limited experience in marketing the O.P.E.N.centrix-TM-system. We intend to market O.P.E.N.centrix-TM- through strategic partners, Internet advertising campaigns, and traditional media advertising campaigns. Our marketing will be focused in North America and Europe. Given our limited marketing experience, our marketing plan may not be effective in selling our products. If our marketing plans fail and we are unable to develop new plans, we would not be able to sell our products and we may be forced to cease operations.












WE MAY EXPERIENCE PROBLEMS DEVELOPING UPGRADES AND FOLLOW-UP PRODUCTS


         We believe we are prepared to provide upgrades and follow-up products for our systems. However, during our development of upgrades and follow-up products we may encounter technical difficulties or delays that may cause such products to become unnecessary or unusable for all or a portion or our customers. Compatibility with any of our currently existing products, or any new product released by us in the future, might prove necessary to ensure our continued operation. If we are unable to maintain compatibility among our present and future products, our operations may be materially and adversely affected.



WE HAVE ONLY A LIMITED NUMBER OF STRATEGIC RELATIONSHIPS


         We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key access control and security system vendors, automation distribution partners, and customers. We believe these relationships are important in order to validate our technology, facilitate broad market acceptance of our products, and enhance our sales, marketing and distribution capabilities. We have only a few such relationships at this time. If we are unable to develop more key relationships or maintain and enhance existing relationships, we may have difficulty selling our products and services. Our existing dependence on a few strategic relationships can make us vulnerable to changes in the operations of those partners.





WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS


         Our products are based upon proprietary technology. We try to protect that technology through various trademarks, copyrights, and other means, including confidentiality and license agreements. We have not yet attempted to patent any of our products or technology. It is possible that unauthorized persons may copy our products and technology and use it to develop competing products. In that event, our sales and profitability could be adversely affected. We intend to enforce our intellectual property rights, but we may not be able to do so.



THE LOSS OF OUR KEY PERSONNEL OR OUR FAILURE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS


         Our success depends largely upon the efforts, abilities, and decision-making of our executive officers and managers. Although we believe we maintain a core group sufficient for us to effectively conduct our operations, the loss of any of our key personnel could, to varying degrees, have an adverse effect on our operations and system development. The loss of any one of them would have a material adverse affect on us.


         We do not currently maintain "key-man" life insurance on any of our executives or managers or employees, and there is no contract in place assuring their services for any length of time. Within a reasonable period of time after sufficient funds from this offering are available, it is our intention to develop a plan to 1) purchase key-man life insurance for one or more key staff with us designated as the beneficiary; 2) attempt to structure Alya so that no single person possesses a position, skill, or exclusive knowledge such that our operations are dependent upon him or her; and 3) enter into employment contacts with our key executives. However, there can be no assurance that the services of any member of our management will remain available to us for any period of time, that we will be able to enter into employment contracts with any of our management, or that any of our plans to reduce dependency upon key personnel will be successfully implemented. We enter into non-compete agreements with all of our employees.



         The knowledge and expertise of our employees is critical to our operations. The skills possessed by these employees are highly sought after. There is no guarantee that we will be able to retain our current employees, or be able to hire suitable replacements in the event that some or all of our current employees leave Alya. In the event that we should lose key members of our staff, lose a significant number of employees, or if we unable to find suitable replacements for those employees, we may not be able to maintain our business and might have to cease operations, in which case you might lose all of your investment.



YOU MAY HAVE TO HOLD YOUR SHARES OF COMMON STOCK FOR AN INDEFINITE AMOUNT OF
TIME


         Our common stock is traded in the over-the-counter market. The price for the stock and the volume of shares traded fluctuate widely. Consequently, if you invest in the common stock you may not be able to use your shares as collateral for loans and may not be able to liquidate at a suitable price in the event of an emergency.


YOU MAY SUFFER DILUTION IN YOUR OWNERSHIP OF OUR SHARES FROM THE EXERCISE OR CONVERSION OF OPTIONS, WARRANTS, AND CONVERTIBLE SECURITIES ISSUED TO OTHER PERSONS



         As of October 15, 1999, there were outstanding options, warrants, and convertible securities to acquire an aggregate of 2,943,500 shares of our common stock. If any of the outstanding options, warrants, and convertible securities are exercised or converted, your percentage ownership in Alya will be reduced. So long as these options, warrants, and convertible securities are exercisable, the holders will have the opportunity to profit from a rise in the price of the common stock. The existence of such options, warrants, and convertible securities may adversely affect the terms on which we can obtain additional financing. The holders of such options, warrants, and convertible securities can be expected to exercise them at a time when we would probably be able to obtain additional capital by an offering of our stock at a price higher than the exercise price of these outstanding options, warrants, and convertible securities.



ISSUANCE OF PREFERRED STOCK COULD BE DETRIMENTAL TO HOLDERS OF COMMON STOCK


         We are authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, with such rights, preferences, qualifications, limitations, and restrictions as shall be fixed and determined by our board of directors from time to time. Any of these preferences may operate to the detriment of the rights of the holders of the common stock. As of October 15, 1999, 400,000 shares of $0.0001 preferred stock were issued and outstanding

"PENNY STOCK" RULES COULD AFFECT THE SECONDARY MARKET FOR OUR COMMON STOCK AND MAY AFFECT YOUR ABILITY TO SELL SHARES OF OUR COMMON STOCK


         Our common stock is subject to rules promulgated by the SEC relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for the common stock.


OUR OPERATIONS AND PRODUCTS MAY BE AFFECTED BY THE YEAR 2000 PROBLEM


         Many existing computer systems and applications, and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can correctly process data related to the year 2000 and beyond, but there can be no assurance that such upgrades will be completed on a timely basis or without incurring substantial costs. While we have evaluated our products for year 2000 compliance and believe that each product is substantially year 2000 compliant, there can be no assurance that our products are or will ultimately be year 2000 compliant.

         In addition, we believe that it is not possible to determine whether all of our customers' products into which our products are incorporated will be year 2000 compliant because we have little or no control over the design, production and testing of our customers' products.

         We rely on our systems, applications and devices in operating and monitoring all major aspects of our business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. Although we are in the process of upgrading our software to address the year 2000 issue, there can be no assurance that these upgrades will be completed on a timely basis at reasonable costs, or that such upgrades will be able to anticipate all of the problems triggered by the actual impact of the year 2000.

         We also rely, directly and indirectly, on external systems for the testing of substantially all of our products and business enterprises such as customers, suppliers, creditors, financial organizations, and on governmental entities, both domestic and international, for accurate exchange of data. We could be affected through disruptions in the operation of the enterprises with which we interact or from general widespread problems or an economic crisis resulting from non-compliant year 2000 systems. Despite our efforts to address the year 2000 impact on our internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of our business or have a material adverse effect on our business, financial condition or results of operations.

                                    DILUTION


         "Dilution" represents the difference between the public offering price per share of common stock and the adjusted pro forma net tangible book value per share of common stock immediately after the completion of this offering. Dilution arises mainly from an arbitrary decision by Alya about the offering price per share of common stock. In this offering, the level of dilution will be increased as a result of Alya's low net tangible book value before this offering.



         The following table illustrates the anticipated dilution of a new investor's equity in a share of common stock at different amounts of success with this offering, based on our net tangible book value at June 30, 1999:



------------------------------------------------------------------------ --------------- --------------- -------------
                                                                            25% SOLD        50% SOLD      100% SOLD
------------------------------------------------------------------------ --------------- --------------- -------------
Offering price per share of common stock                                     $ 1.00          $ 1.00         $1.00
------------------------------------------------------------------------ --------------- --------------- -------------
Net tangible book value per common share before offering                    $(0.17)         $(0.17)        $(0.17)
------------------------------------------------------------------------ --------------- --------------- -------------
Increase per share attributable to new investors                             $ 0.08          $ 0.15         $ 0.26
------------------------------------------------------------------------ --------------- --------------- -------------
Pro forma net tangible book value per common share after offering           $(0.09)         $(0.02)         $ 0.09
------------------------------------------------------------------------ --------------- --------------- -------------
Dilution per common share to new investors                                   $ 1.09          $ 1.02         $ 0.91
------------------------------------------------------------------------ --------------- --------------- -------------
Percentage dilution                                                           109%            102%           91%
------------------------------------------------------------------------ --------------- --------------- -------------



         The following table sets forth, as of June 30, 1999, after giving effect to the sale of 25%, 50%, and 100% of the offering, a comparison of the respective investment and equity of the current shareholders and investors purchasing shares in this offering.




                                                    25% OF OFFERING SOLD
----------------------------------------------------------------------------------------------------------------------
                                                 SHARES PURCHASED              TOTAL CONSIDERATION           AVERAGE
----------------------------------------- ------------------------------- ------------------------------    PRICE PER
                                              NUMBER         PERCENT         AMOUNT         PERCENT           SHARE
----------------------------------------- --------------- --------------- -------------- --------------- -------------
Existing shareholders                         15,102,444      92.4%          $5,479,431       81.4%         $0.36
----------------------------------------- --------------- --------------- -------------- --------------- -------------
New investors                                  1,250,000        7.6%         $1,250,000       18.6%         $1.00
----------------------------------------- --------------- --------------- -------------- --------------- -------------
Total                                         16,352,444      100.0%         $6,729,431      100.0%
----------------------------------------- --------------- --------------- -------------- --------------- -------------





                                                    50% OF OFFERING SOLD
----------------------------------------------------------------------------------------------------------------------
                                                 SHARES PURCHASED              TOTAL CONSIDERATION           AVERAGE
----------------------------------------- ------------------------------- ------------------------------    PRICE PER
                                              NUMBER         PERCENT         AMOUNT         PERCENT           SHARE
----------------------------------------- --------------- --------------- -------------- --------------- -------------
Existing shareholders                         15,102,444       85.8%         $5,479,431       68.7%         $0.36
----------------------------------------- --------------- --------------- -------------- --------------- -------------
New investors                                  2,500,000       14.2%         $2,500,000       31.3%         $1.00
----------------------------------------- --------------- --------------- -------------- --------------- -------------
Total                                         17,602,444      100.0%         $7,979,431      100.0%
----------------------------------------- --------------- --------------- -------------- --------------- -------------




                                                    100% OF OFFERING SOLD
----------------------------------------------------------------------------------------------------------------------
                                                 SHARES PURCHASED              TOTAL CONSIDERATION           AVERAGE
----------------------------------------- ------------------------------- ------------------------------    PRICE PER
                                              NUMBER         PERCENT         AMOUNT         PERCENT           SHARE
----------------------------------------- --------------- --------------- -------------- --------------- -------------
Existing shareholders                         15,102,444       75.1%         $5,479,431       52.3%         $0.36
----------------------------------------- --------------- --------------- -------------- --------------- -------------
New investors                                  5,000,000       24.9%         $5,000,000       47.7%         $1.00
----------------------------------------- --------------- --------------- -------------- --------------- -------------
Total                                         20,102,444      100.0%        $10,479,431      100.0%
----------------------------------------- --------------- --------------- -------------- --------------- -------------

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         Our common stock was traded over-the-counter on the OTC Bulletin Board from July 1997 until August 1999. As a result of Alya not being a reporting issuer with the Securities and Exchange Commission, our common stock was delisted from the OTC Bulletin Board. Since August 1999 our common stock has been quoted in the "Pink Sheets" published by the National Quotation Bureau.


         The following table sets forth the range of high and low bid quotations for each fiscal quarter since the stock began trading. These quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.



                                                                                  BID PRICES
                                                                                  ----------
                                                                       HIGH                         LOW
                                                                       ----                         ---
1997 FISCAL YEAR
Quarter ending 09/30/97..................................             $1.125                       $0.40

1998 FISCAL YEAR
Quarter ending 12/31/97...................................            $1.125                       $0.43
Quarter ending 03/31/98                                               $0.78                        $0.22
Quarter ending 06/30/98                                               $1.65                        $0.42
Quarter ending 09/30/98                                               $1.05                        $0.60

1999 FISCAL YEAR
Quarter ending 12/31/98...................................            $0.80                        $0.30
Quarter ending 03/31/99                                               $0.75                        $0.30
Quarter ending 06/30/99                                               $0.90                        $0.34
Quarter ending 09/30/99                                               $0.80                        $0.25



         On October 28, 1999, the closing price for the common stock was $0.27. The number of record holders of our common stock as of October 29, 1999, were 101 according to our transfer agent. Holders of shares of common stock are entitled to dividends when, and if, declared by the board of directors out of funds legally available therefor.


                                 DIVIDEND POLICY

         We have never paid any cash dividends on our common stock and intend to retain future earnings, if any, to finance the development and expansion of its business. Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including our future earnings, capital requirements, and financial condition

                                 USE OF PROCEEDS


         If we sell all of the shares being offered, our net proceeds are estimated to be $4,425,000 after deducting legal, accounting, and other offering expenses estimated at $75,000 and a 10% selling commission on all of the shares. To the extent that we sell more shares without using the services of a placement agent, the net proceeds will be increased. We intend to use the net proceeds, along with any other financing sources that may become available to us, to support our anticipated growth over the next twelve months. We expect to experience negative cash flow from operations for at least the next six months.



         We may offer these shares to our creditors as repayment of our debt at $1.00 per share. If our offer is accepted by our creditors, this will reduce our cash proceeds form this offering. However, this will also reduce the amount of proceeds allocated for the repayment of demand loans and loans from related parties.


         We expect that our cash requirements will exist principally in the following areas and, based upon the level of success we achieve in this offering, we anticipate using the proceeds from this offering as follows:


                                                                                   Level of Success in this Offering:

                                                                                     25%         50%         100%
                                                                                     ---         ---         ----
Marketing and Sales                                                                 $250,000    $550,000  $1,800,000
         1.       Launch O.P.E.N.centrix-TM-, O.P.E.N.cortex-TM-, and
                  Neutron-TM-in North America.
         2.       Undertake an extensive promotional campaign.
         3.       Add distribution channels and regional marketing and sales offices.
         4.       Hire, assemble, and train sophisticated sales forces and
                  consultants for the Americas, Europe, and Asia.

Product development                                                                  270,000     400,000     900,000
         1.       Finalize the development ("productize") the high-end version of
                  O.P.E.N.centrix-TM- and develop Neutron-TM-, the entry-level version.
         2.       Complete the development of O.P.E.N.cortex-TM-
         3.       Research and development to create follow-on (i.e., derivative or enhanced) products as well as maintain and or improve our competitive position.
         4.       Expansion of our internal research and development program.

Furniture & fixtures, computer, testing, and miscellaneous equipment                  75,000     150,000     200,000

Strategic alliances and possible acquisitions                                         80,000      90,000     100,000
         1.       Identify targets and perform due diligence on those targets.

Repayment of demand loans and loans from related parties                             200,000     750,000   1,000,000
Working Capital:                                                                     175,000     235,000     425,000
         1.       Increase production and inventory to meet customer demands.
         2.       Fund accounts receivable.
         3.       Establish global customer support services and a global
                  operating network.
         4.       Recruit staff to support prolonged growth under the new
                  marketing plan.
         5.       Equip and furnish new office facilities in Vancouver, Beijing, and San Francisco.
         6.       Develop an investor relations program.
         7.       Develop a strong management reporting and forecasting system using meaningful performance indicators or "metrics".
         8.       Other uses not now expressly contemplated, such as legal costs relating to patents and trademarks and funding
                  unanticipated negative cash flow from operations.               ----------  ---------   ----------
Total -                                                                           $1,050,000  $2,175,000  $4,425,000
                                                                                  ==========  ==========  ==========


         The amount and timing of any of the above expenses will depend on various factors, including rates of business growth, specific technology, capital equipment and other requirements imposed by our customers and opportunities presented to us. While we have prepared internal forecasts to assist management in planning, we believe that these forecasts, as they apply to periods extending beyond the next few months, are inherently unreliable and that our actual cash requirements will differ materially from those we presently forecast.


         Our current business plan has identified total capital requirements over the next several years that are substantially more than the anticipated offering proceeds. However, assuming that we are able to sell all of the shares of stock we are offering, we believe the net proceeds of this offering will be sufficient to fund our operations for at least the next twelve months. Any changes in proposed expenditures will be made at the discretion of Alya's board of directors.


         Pending such uses, we intend to invest the proceeds from this offering in short term, investment-grade, and interest bearing securities.


                             SELECTED FINANCIAL DATA


         Our selected financial data for the nine-month period ended June 30, 1999 shown below is derived from the unaudited financial statements prepared by us. In our opinion, we have included all adjustments necessary for a fair statement of results for this interim period and all such adjustments are of a normal recurring nature. Interim results may not be indicative of the results of operations to be expected for a full fiscal year.


         PricewaterhouseCoopers, LLP, independent auditors have audited our financial statements for the fiscal years 1998 and 1997. The financial data derived therefrom and shown below should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus and to "Management's Discussion and Analysis of Results of Operations and Financial Condition" which follows.



         BALANCE SHEET DATA:                        JUNE 30, 1999    SEPTEMBER 30, 1998       SEPTEMBER 30, 1997
         Current Assets                                $177,103                $224,974                  $139,213
         Total Assets                                  $219,821                $280,997                  $251,995
         Current Liabilities                         $1,359,209                $400,379                  $723,857
         Advances on sale of software rights         $1,353,180                $688,692                         -
         Stockholders' Deficiency                    $2,492,568                $808,074                  $472,946
         Working Capital Deficiency                  $1,182,106                $175,405                  $584,644
         STATEMENT OF LOSS DATA:                   9 MONTHS ENDED        YEAR ENDED               YEAR ENDED
                                                    JUNE 30, 1999    SEPTEMBER 30, 1998       SEPTEMBER 30, 1997
         Revenues                                       $428,760                $323,734                $110,878
         Net Loss                                     $2,364,126              $2,223,461              $2,557,840
         Net Loss per Share                                $0.17                   $0.19                   $0.32


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORY AND OVERVIEW


         In 1995, the building control systems industry began a fundamental shift away from being manufacturer driven to being end-user (building owners and managers) driven. Our founders saw that the key to this transition would be the availability of subsystems that would "interoperate." An example of interoperability is represented by the swiping of an access card to gain entry to a parking lot, which also calls the elevator, turns on the air conditioning, lights, etc.


         Our first milestone was achieved in early 1997, when Motorola's Worldwide Smartcard Systems Division signed a joint development agreement with us to create smart card readers. In mid-1997 we were awarded a contract to install our O.P.E.N.centrix-TM- system at the headquarters of the Insurance Corporation of British Columbia and its main satellite claims center. This was a significant achievement for us because it was the first major installation won in a competitive bid. Since then, we have completed more sites that can be used as references for potential customers: an office building in Richmond, British Columbia; Vancouver Community College, a multi-campus higher education establishment; the Federal Court House in Chicago; the Bank of Norway; and Motorola facilities in Switzerland and Schaumburg, Illinois.

         By the end of June, 1999, we had invested over $8.1 million in our technology and had grown to 43 employees.


         As stated in our audited financial statements, we incurred a net loss of $2,223,461 for the 1998 fiscal year, and at September 30, 1998, our current liabilities exceeded current assets by $175,405. These factors, among others, raise substantial doubt about our ability to continue as a going concern. See the note entitled "Basis of presentation and reorganization" in the Notes to Consolidated Financial Statements.

         Our current marketing plans will require significant additional funding. It is expected that additional private and public sales our common stock and potential sales of licensing agreements will be required to finance our operations until sales of our products are sufficient to finance our operations.

         In addition, we are illiquid and in a negative working capital position ($1,182,106) at June 30, 1999. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability. There are no assurances that we will be able to obtain such financing or, if we are able to obtain additional financing, that such financing will be on terms favorable to us.


NINE MONTHS ENDED JUNE 30, 1999 COMPARED TO THE NINE MONTHS ENDED JUNE 30, 1998


RESULTS FROM OPERATIONS


         OPERATING LOSS. During the nine months ended June 30, 1999, we incurred an operating loss of $2,364,126, or $0.17 per common share, compared to a loss of $1,555,309, or $0.14 per common share, during the same period in 1998. This increased loss is the result of the addition of personnel in all areas of our business (see Operating Expenses, below) as we enhanced our products and increased the sales distribution channels for our products.


         SALES AND GROSS PROFIT. Sales revenues for the nine months ended June 30, 1999, were $428,760, as compared to $200,952 for the same period during 1998. The increase is generally attributable to an increase in the number of customers and a major installation in Slovakia, which accounted for $192,223 (44%) of the sales revenue. Sales for the third quarter alone ($41,965) were slightly less than the same quarter in 1998 ($43,203), and were lower than anticipated as we delayed orders until late in the quarter when the latest release of our O.P.E.N.centrix-TM- software product was available.


         The gross profit for the nine months ended June 30, 1999, increased to $148,849 (35% of sales) from $20,227 (10% of sales) for the same period in 1998. This increase is largely attributed to increased sales in the current year. Additionally, the gross margin for the nine month period ended June 30, 1999, increased compared to the same period in 1998, due to the higher volume of sales. Essentially, at higher sales levels, manufacturing overhead costs are a lower percentage of the cost of sales, thereby increasing the gross margin.


         The final quarter sales for 1999 are expected to increase as two major projects are underway. We opened a sales office in the San Francisco, California, area in late May and added two additional key people to the sales team. It is expected that the benefits of these additions will contribute to increase sales in the final quarter of the fiscal year and early in fiscal 2000.


         OPERATING EXPENSES. General and administrative expenses for the period were $1,286,666, compared to $903,735 for the same period during 1998. This increase is the result of the additional office space and additional staff hired within the last year, particularly in the second quarter of fiscal 1999, for finance, product management and customer support.

         Research and development expenses have increased by $268,608, from $368,167 for the nine months ended June 30, 1998 to $636,775 for the same period in 1999. This increase is due primarily to the addition of personnel.


         Marketing and sales expenses increased significantly during the nine months ended June 30, 1999, to $588,212, compared to $303,634 in the same period in fiscal 1998. We incurred additional expenditures as the sale and marketing teams have increased from a staff of four in fiscal 1998 to a staff of nine at June 30, 1999 with the opening of sales offices in Belgium, Beijing and San Francisco. We also attended more trade shows and made more direct sales presentations at customers sites, increasing travel and trade show expenditures.


         CAPITAL EXPENDITURES. We invested nominally in capital assets during the reporting period ($22,195 for computer equipment). We also acquired an additional 20 computers and some telephone equipment through operating leases during this period. At present, our only capital commitments are for equipment leases (3 year terms) and facilities leases, which expire over the course of the next year. Negotiations have begun for the lease of new premises, with expected occupancy in mid-2000.


LIQUIDITY AND CAPITAL RESOURCES


         At June 30, 1999, we had $13,089 (1998: $2,462) in cash and a working capital deficiency of $1,182,106 (1998: $168,001). This $1,006,701 increase in working capital deficiency is primarily the result of using trade payables (accounts payable increased $510,455 during the period), demand loans ($257,180) and loans from related parties ($246,465) to fund the operating loss.


         During the nine months ended June 30, 1999, we also financed our operations from private sales of our common stock ($744,310) and the sale of our European O.P.E.N.centrix-TM- software rights (net $638,008). See Sale of Software, below.




         Subsequent to June 30, 1999, we have borrowed additional funds of approximately $530,000 to fund our operations.










YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED  SEPTEMBER 30, 1997

RESULTS FROM OPERATIONS

         OPERATING LOSS. During the year ended September 30, 1998, we incurred an operating loss of $2,223,461, or $0.19 per common share, compared to a loss of $2,557,840, or $0.32 per common share, during the same period in 1997. This decreased loss was primarily the result of increased sales (see Sales and Gross Profit, below) and a reduction in interest expense. See Operating Expenses, below.


         SALES AND GROSS PROFIT. Sales revenue for the 1998 fiscal year was $323,734, compared to $110,878 for the 1997 fiscal year. During fiscal 1998, we increased marketing activities, and had one major installation in Slovakia, which accounted for $121,000 (36%) of our 1998 sales revenue.


         Gross profit on sales increased to $136,305 for the year ended September 30, 1998, compared to $110,878 during the same period in 1997; however, gross margin decreased to 42% of sales from 45% of sales in 1997. This decrease in gross margin is attributable to the outsourcing of the hardware product manufacturing and a higher overhead attributed to sales.

         OPERATING EXPENSES. General and administrative expenses for the 1998 fiscal year were $1,341,853, compared to $1,588,760 for the 1997 fiscal year. A portion of the difference is attributable to financing fees of approximately $470,000, incurred during the 1997 fiscal year. During fiscal 1998, we leased additional space and hired additional employees, which led to an increase in general and administrative expenses.

         Research and development expenses decreased from $583,872 in fiscal 1997 to $545,502 in fiscal 1998. The decrease was the result of reallocating resources from research and development to marketing and administration. We hired an additional six employees in the software development group during fiscal 1998, but not until near the end of the fiscal year. Therefore, their hiring had only a minor impact on our financial statements for fiscal 1998.

         Marketing and sales expenses increased significantly from fiscal 1997 to fiscal 1998. For 1998, marketing and sales expenses were $471,380, compared to $200,323 for 1997. The increase was the direct result of our increased spending on marketing activities. We opened a sales office in Austin, Texas in April of 1998, attended more trade shows during the year, and increased travel to new and potential customers. We also added two new staff members to our marketing and sales department during the 1998 fiscal year.

         Interest expense decreased from $234,870 for 1997, to $1,031 for 1998, due to elimination of our operating line of credit and the conversion of debentures into common shares.

         CAPITAL EXPENDITURES. We invested nominally in capital assets during the year. Computers were acquired for new staff members through the use of operating leases.



         Our review of the Year 2000 issued is well under way and the preliminary result of testing indicates that our software and hardware products will be unaffected by the date change. We anticipate this issue will not have a material impact on our operations, liquidity or capital resources.


LIQUIDITY AND CAPITAL RESOURCES



         At September 30, 1998, we had $74,768 (1997: $6,802) in cash and a working capital deficiency of $175,405 (1997: $584,644). This improvement in our working capital position resulted from increased sales (see Sales and Gross Profit, above), reduced interest expense (see Operating Expenses, above), private sales of common stock ($1,397,686) and sales of certain software rights which yielded net cash of $724,138. See Sale of Software, below.





GEOGRAPHIC INFORMATION

         Customers located in the following geographic regions generated sales revenues:

                                          9 Months Ended                 Year Ended            Year Ended
                                           June 30, 1999             September 30, 1998     September 30, 1997
                                              (000's)                      (000's)               (000's)
                                          --------------             ------------------     ------------------
     Canada                                    $  27                         $ 144                 $ 107
     Slovakia                                    206                           124                     2
     Norway                                       21                            36                     -
     United States                               158                            13                     2
     Other foreign countries                      17                             7                     -
                                            --------                     ---------             ---------
           Total                               $ 429                         $ 324                 $ 111
                                            ========                     =========             =========


         During the nine months ended June 30, 1999, revenues to one customer located in Slovakia represented 44% (years ended September 30, 1998: 36%; 1997: nil) of total sales; and revenues to one customer in the United States accounted for 29% (years ended September 30, 1998: 2%; 1997: 1%) of total sales. See the Notes to Consolidated Financial Statements.

SALE OF SOFTWARE

         We have executed Application Software Purchase Agreements and completed a series of transactions, each of which was unrelated, with non-affiliated parties, pursuant to which we sold our right to market and sell the O.P.E.N.centrix-TM- software and related technology in certain territories. The table below lists the names of the purchaser(s), consideration received, and territories for each agreement.


                                                   CONSIDERATION RECEIVED (CDN$)
                                        --------------------------------------------------
                                                   PROMISSORY
                                                     NOTES/
                                                   INSTALLMENT
    PURCHASER         DATE                CASH      CONTRACT      ASSIGNMENTS   TOTAL          TERRITORY
---------------       ----                ----     ------------   -----------   -----          ---------
Video Technology    December 30,        $ 950,000   $42,887,500                $43,837,500     EUROPE
Systems, Inc.       1998,
                    as amended
                    February 24, 1999


Mark Silver         September 30,       $ 780,000   $ 7,620,000                $ 8,400,000     USA WEST
                    1997                                                                       AK, AZ, AR, CA, CO, D.C.,
                                                                                               HI, ID, IL, IN, IA, KS, MN,
                                                                                               MS, MO, MT, NE, NV, NM, ND,
                                                                                               OH, OK, OR, PR, SD, TX, UT,
                                                                                               WA, WI, WY.

Barry Pike and      December 22, 1997   $ 323,000   $ 2,430,000   $247,000     $ 3,000,000     EAST CANADA (Barry Pike)
G. Kingsley Ward                                                                               Alberta, Ontario, New
                                                                                               Brunswick, Nova Scotia,
                                                                                               Prince Edward Isle,
                                                                                               Newfoundland, Northwest
                                                                                               Territories, and Yukon.

                                                                                               WEST CANADA (G. Kingsley
                                                                                               Ward)
                                                                                               British Columbia,
                                                                                               Manitoba, Saskatchewan,
                                                                                               Quebec.

Gary J. Drummond    September 30,       $ 520,000   $ 5,080,000                $ 5,600,000     USA EAST
                    1997                                                                       AL, CT, DE, FL, GA, KY,
                                                                                               LO, ME, MD, MA, MI, NH, NJ,
                                                                                               NY, NC, PA, RI, SC, TN, VT,
                                                                                               VA, WV.
                                        ----------  -----------   ----------   -----------
   TOTAL (CDN$)                         $2,573,000  $58,017,500   $  247,000   $60,837,500
                                        ==========  ===========   ==========   ===========
   TOTAL (US$)                          $1,845,810  $39,738,000   $  177,190   $41,761,000
                                        ==========  ===========   ==========   ===========





         In exchange for the rights to the O.P.E.N.centrix-TM- software, we received cash payments and the assignment of debt of CDN$2,820,000 (approximately US$2,023,000). We also received three promissory notes and an installment payment contract in principal amounts totaling CDN$58,017,500 (approximately US$39,738,000). Each note and the installment contract is collateralized by the transferred software rights. Subject to extension of the Management and Marketing Agreements discussed below, the promissory notes are due according to the following schedule and bear interest at 6% per annum:


           September 30, 2007 (2 notes)              CDN$12,700,000
           December 22, 2007 (2 notes)               CDN$ 2,430,000
                                                     --------------
                                                     CDN$15,130,000


         The installment contract calls for an initial payment of US$1,875,000 to Alya by December 31, 1999, with subsequent payments of US$2,500,000 by December 31 of each year from 2000 through 2010 for a grand total of US$29,375,000 (CDN$42,887,500).


         We accounted for the cash we received from the sale of these software rights as advances on sale of software rights under the provisions of the "Emerging Issues Task Force, 88-18: Sales of Future Revenues." Additionally, we do not expect that the owner's return and net revenue allocated to the purchasers will be sufficient to service the note receivable principal and interest payments due to us. Therefore, we did not record the promissory notes or the installment contract on our financial statements, as they are expected to have no financial statement impact.


         Concurrently with the execution of the Application Software Purchase Agreements, we entered into Management and Marketing Agreements with each purchaser. The Management and Marketing Agreements expire on September 30, 2007 (two agreements), December 22, 2007, and December 30, 2008. Each agreement may be extended for two additional two-year terms. The extension of the term will be automatic and Alya or the purchaser can terminate the agreement during any extension with 90 days notice to the other party. The significant terms of the Management and Marketing Agreements are as follows:


                  We are reimbursed for the direct costs of marketing, distributing and selling the software in each territory, the purchasers' pro-rata share of the costs of any enhancements to the software, overhead and administrative costs, and the costs of goods sold relating to the software. In addition, we received an exclusive worldwide right to use, modify and sublicense the source code for the technology, including application software, intellectual property and documentation.


                  We have the first right of refusal in the event the buyer desires to transfer all or part of the application software. Upon termination of the contract, except for termination due to Alya's default, Alya is granted the exclusive, paid-up, right to use, market, promote, distribute and sell the software in products or services which do not compete with security systems which may be sold by the purchaser.


                  The purchasers are entitled to the revenue remaining after the payment of the costs of goods sold, cost of hardware incorporated in the systems, expenses relating to the marketing, distribution and selling of the systems, management fees, administrative costs, and rebates, refunds, and credits. The revenues paid to the purchasers are to be applied i) towards the payment of outstanding and accrued interest on the notes and ii) to the payment of an "owner's return." The owner's returns vary from CDN$50,000 to CDN$500,000 each year. Under all but one contract, the remaining revenues, if any, are to be applied as follows: a) 45% of the revenue applied to the note balance, and b) 55% of the revenue paid in cash to the purchaser. On the other contract, the remaining revenues are paid to the purchaser.


                  We are entitled to a "management fee" under each contract using one of the formulas below:


                  Management Fee Formula 1 =   (Net revenues - outstanding
                                               principal and interest amount on
                                               the notes) / .55) - owner's
                                               return) X .45

                  Management Fee Formula 2 =   (Net revenues - annual payment
                                               and outstanding annual payments -
                                               owner's return) X .55



         Under the agreements with Messrs. Pike, Ward, Silver and Durmmond, Alya's management fee is based upon Formula 1. Under the agreement with Video Technology Systems, Inc., Alya's management fee is based upon Formula 2. However, as long as interest and/or principal payments (either principal payments on the notes, or installment payments on the installment contract) remain outstanding, it is unlikely that Alya will receive a management fee.




                                    BUSINESS

OVERVIEW

         We develop, market, and sell advanced security management systems for use in facilities such as corporate and government campuses, commercial buildings, and airports. Our systems are based on a non-proprietary design which is referred to in the industry as "open architecture." Open architecture allows many products to share similar communication media and/or similarities in the software. For example, many software applications operate on the Windows-Registered Trademark-95/98 operating system and many databases share information because they are Open Database Compliant (ODBC). The impact of open architecture in the industry has been significant. Software developers focus on the application not the operating system making the products more reliable and less costly than in pre-open architecture days.

         Companies that design building automation products, until recently, had to develop the communication systems to gather information sent from data gathering panels. Although systems could be developed which communicate with each other or share components on the network and database levels, the obstacle on the device communication level has left many organizations with strictly proprietary systems not sharing commonality on any level. Open architecture allows the possibility for independent building systems to communicate with each other.

         The need to deal with year 2000 software compliance issues has served to increase customer awareness of these and related issues. End-users now expect independent companies to offer specialized interoperable products, thereby increasing competition and subsequently creating buildings that are more efficient. End-users of advanced security management systems are looking for solutions that solve present day problems. The most important of these problems is that present systems are being replaced every 3 to 10 years. The cost to corporations is enormous. Facility managers need a system that they can build upon rather than replace.

         Our security management products are designed to integrate with other building automation systems such as lighting, heating, ventilation and air conditioning, commonly referred to as HVAC systems, providing one master interoperable system. We believe that at present we are the only supplier of high-end security management systems based upon control network interoperability standards. We believe that as the digital revolution continues to unfold and mature, access security systems will become fused with other building control functions into one master integrated system, controlled by PC-based hardware and software and LonWorks-Registered Trademark- technology, the de facto communication standard in the building automation industry.

         We develop our hardware and software components in a manner intended to be used as building blocks for rapid development of applications in other process control industries. Accordingly, our long-term goal is to develop and market our systems for application beyond the security management industry. We believe that our systems can be adapted for uses such as industrial control and factory automation.

PRODUCTS

         Our business plan is currently based around three products:
O.P.E.N.centrix-TM-, O.P.E.N.cortex-TM- and Neutron-TM-. O.P.E.N. stands for open platform for essential network.

O.P.E.N.CENTRIX-TM-

         O.P.E.N.centrix-TM- is for suppliers of building automation or security systems that must provide high-end solutions demanded by (a) corporate customers to save money in capital and manpower costs and (b) building owners to save energy and operating costs. It is an advanced, high-end, security management system based on an open architecture system that does not use proprietary protocols. It can communicate with intelligent building automation systems and takes advantage of a multitude of third-party products available to enhance the performance of the system. Intelligent building automation systems can control lighting, heating and air conditioning depending on where someone is going in the building, based on information contained in that person's access card.

         O.P.E.N.centrix-TM- provides for security coverage over a large geographical area and the ability within each building to provide identification information to other building control systems by utilizing the LonWorks-Registered Trademark-networking system. Our system provides access control, alarm monitoring, output controls, and elevator security.

         The O.P.E.N.centrix-TM- system is comprised of software (loaded on a compact disk that is then transferred to computers and chips on circuit boards) and three basic circuit boards that house the Motorola Neuron-Registered Trademark- chips. The number of circuit boards required by any one installation is dependent on the size of the installation. The sale of these circuit boards has historically represented approximately 95% of the dollar value of a system. These boards are the: Access Point Manager, Access Point Controller, Input/Output Manager, and Elevator Access Manager.


         O.P.E.N.centrix-TM- is designed to meet the following criteria:

         - Interoperable - the system integrates with other building control systems.

         - Compatible with existing systems - to help end-users reduce costs O.P.E.N.centrix-TM- utilizes portions of the existing system (wiring, card readers, motion sensors, etc.) when upgrading.
         - Allow for a simplified retrofit - integrators can install our systems in existing buildings without having to rewire or remove and replace a significant number of components.
         - Scalable - our system provides cost-effective solutions for a building requiring security for 3 doors to a multiple building system requiring coverage of thousands of doors.
         - Plug & Play - our system allows the end-user to select a device for a given functionality from different vendors or manufacturers.

O.P.E.N.CORTEX-TM-

         O.P.E.N.cortex-TM- is intended for developers which wish to reduce the time necessary to develop applications which must be integrated with third-party applications and may require card, tag or biometric identification information or other control applications for a variety of industries. It is intended to be a rapid development platform that enhances developers' sales through a seamless integration of these systems. Unlike products offered by our competitors, our product allows for reduced application development time and therefor shorter time to market. This product is presently in its raw code form and requires some changes and market packaging before it is ready for commercialization.

NEUTRON-TM-

         Neutron-TM- is similar to O.P.E.N.centrix-TM- in concept and savings abilities but is a low-cost access control system intended to seamlessly upgrade to a high-end security management system. Management estimates that the first release of this product will be during the first quarter of 2000. As an entry-level system, it can reduce the need for costly tenders in the bidding process when a customer wishes to install or expand a system. Unlike our competitors systems, it is scalable and does not use a proprietary technology. Neutron-TM- can communicate with building automation systems and can be easily expanded to our high-end system, O.P.E.N.centrix-TM-.

CURRENT PRODUCT DEVELOPMENT STATUS AND PLANS

         Presently, our research and development efforts are focused on the O.P.E.N.centrix-TM- and Neutron-TM- product lines, which consist of hardware modules, firmware and system software. We have installed O.P.E.N.centrix-TM- at a number of customer sites, but consider this to be a pre-release or beta product. While the hardware modules and firmware have generally proven to be stable, the system software is undergoing some enhancements to improve ease of installation, system stability, and to add features to make it more competitive with equivalent proprietary systems. A new version of the O.P.E.N.centrix-TM-system software (Release 2.4), with a combination of new features, and improvements to existing ones, was released in October 1999. Additional releases, with enhancements focused on the requirements of major installations, are expected to be introduced during the last quarter of calendar 1999.


         Neutron-TM- is intended to use the O.P.E.N.centrix-TM- hardware modules and firmware. Currently, its system software consists only of rough prototypes that are utilized for sales demonstrations. As of yet it has not been developed as a releasable product. Current plans are to have a first release available in the first quarter of calendar 2000. Subject to final agreements, we will also be introducing a number of original equipment manufacturer labeled versions of the O.P.E.N.centrix-TM- and Neutron-TM- products for some of our major customers.

         At this time, O.P.E.N.cortex-TM- is only a prototype with no specific release date planned yet.

OTHER SYSTEMS APPLICATIONS

         On a select basis, we plan to define, develop and introduce application specific products where we believe we can enjoy a competitive advantage by applying our core competencies.

         In addition to internal development, we will explore acquisitions of firms with market access, industry specific expertise and/or technologies, in addition to further strategic alliances and joint ventures.

JOINT DEVELOPMENT AGREEMENT

         A Joint Development Agreement was signed with Indala Corp. on the May 21, 1997. Indala was subsequently acquired by Motorola's Worldwide Smartcard Systems Division. The agreement was for an initial term of one year and was subsequently renewed for an additional year. We are negotiating with Motorola to extend the agreement for an additional year.

         The agreement calls for the parties to develop three new, combined proximity/door controllers, two of which have been developed. The products integrate Motorola's proximity card reader technology and our access point controller hardware. Both Motorola and Alya will own resulting products and will be marketed under Motorola's and our respective branding schemes. The agreement also calls for the parties to independently bring these new products to market; all of our related costs have been expensed.


         We are also entitled to the use of a 64-bit open architecture message format developed by Motorola which is referred to as the "Alya format." This newly introduced format provides a secure format for proximity control cards. This implementation ultimately enables each person worldwide to have a unique identification code on his or her personal card. We plan to release this new standard for use by all equipment manufacturers in the security and process control industry. Motorola has assigned ownership of this format to us.

OTHER

         Other natural allies for the Company are manufacturers of motion sensors and burglar alarms. We are presently exploring joint development opportunities with one of the world's leading manufacturers of such technologies. In addition, we intend to develop strategic alliances with larger, more established business.

MANUFACTURING

         We out-source all major printed circuit board manufacturing. Some smaller low-volume circuit boards are still assembled in our Vancouver facility. Currently, vendors located within British Columbia carry out this work. As volume increases, we will review our manufacturing strategy with a view towards reducing costs, either through efficiency enhancements at current suppliers, or through use of higher-volume or off-shore suppliers. We also conduct regular reviews of our hardware and system architecture designs for cost-saving opportunities.

         We do not see any difficulties in obtaining components or manufacturing capacity as there are a large number of suppliers in both sectors.

         The addition of small quantities of components and firmware, final testing, and order fulfillment is conducted at our Vancouver facility. As sales volume increases, we will reassess these functions with a view to eventual outsourcing when, and if, it makes economic and operational sense.

SUPPLIERS

         Motorola, Cypress Semiconductor Corporation, and Toshiba are currently the only manufacturers for Echelon's Neuron-Registered Trademark-chips, which handle the LON interface and applications for each Alya hardware module. Motorola has indicated, as part of its new strategic plan, it will not supply the Neuron-Registered Trademark-chip family of processors after January 31, 2001. Toshiba, however, remains committed to supplying these products, and on May 5, 1999, Echelon announced an agreement under which Cypress will develop, market and sell Neuron-Registered Trademark- Chips.

         In addition to being dependent upon Motorola, Cypress and Toshiba as alternate suppliers for Neuron-Registered Trademark- chips, we are dependent upon Echelon-Registered Trademark- for transceivers. Transceivers are components that transmit and receive data over the LON. We have no written supply contracts with any of the above-mentioned suppliers; however, we benefit from gold level pricing, which is Motorola's best-published rates, on components purchased from Motorola.



         We have entered strategic relationships with a number of essential suppliers. Software licensing agreements have been signed with Echelon for LonWorks-Registered Trademark- and Microsoft for Windows-Registered Trademark- 95, Windows-Registered Trademark- 98,

Windows-Registered Trademark- NT and SQL server technologies. In addition to the Joint Development Agreement with Motorola, we have a formal dealer agreement with Motorola securing long-term low-cost access to Motorola's family of card readers. We will seek similar distribution agreements with other suppliers of application specific terminal equipment in order to allow our dealers and original equipment manufacturers to offer complete turnkey, building security systems.

MARKETING AND SALES

         The current North American market for electronic security management systems is already substantial and is projected to grow. This growth is fueled by the demand for improved security from theft, violence and terrorism.

         The requirement for security systems, providing protection of people and property, is growing globally. The security industry is presently worth billions worldwide. Electronic systems have been widely accepted in the industry as they are usually less expensive than using guards and they provide a more dependable means for recording undesirable events. Even in countries where labor is inexpensive, guards are being replaced by electronic systems, especially in large corporations and government facilities. Along with other minor systems and subsystems, the industry has been traditionally broken into three categories as follows:

         -  Access Control (Card Access Control Systems)
         -  Alarm Monitoring (Intrusion Detection Systems)
         -  Camera Surveillance (CCTV)

Alya has focussed it efforts to supply both access control and alarm monitoring. The systems will be designed to interface seamlessly with present CCTV systems. This ensures that security integrators, which require all three in their portfolio to satisfy the end user, will be able to implement a total solution.

TARGET MARKET ANALYSIS

         BUILDING AUTOMATION COMPANIES. Building automation companies presently have a 15% share of the security system market and represent what we believe to be an exceptional growth area. Of all sectors that supply such products, this group is expected to grow the most. We plan to target these building automation companies to capitalize on their strong distribution channels and technical skills. We believe our ability to offer a security management system based upon LonWorks-Registered Trademark- gives us an edge in this market segment. In addition, we believe that technologies such as Windows-Registered Trademark- NT, Open Database Compliant software, and wide area network technology provide strong incentives to this industry sector to chose us as its supplier of choice.

         ACCESS CONTROL MANUFACTURERS. Access control manufacturers presently control about 30% of the market. Access control manufacturers are presently offering systems that use proprietary communication technology, which may or may not be compatible with LonWorks-Registered Trademark- based systems. We intend to offer our systems to this segment to provide them with the opportunity to retain market share. Many access control manufacturers have well established distribution channels.

         FIRE ALARM MANUFACTURERS. Fire alarm manufacturers presently control about 5% of the security system market. As with building automation companies they are expected to increase their market share in the security products industry. This sector has also defined LonWorks-Registered Trademark- as the de-facto standard for interoperability. We intend to solicit fire alarm manufacturers to capitalize on their strong distribution channels.

MARKETING PLAN

         Alya markets O.P.E.N.centrix-TM- to existing security and building automation systems integrators, manufacturers and installers because their products can be used in conjunction with O.P.E.N.centrix-TM-. Our products are positioned as a vehicle enabling them to immediately offer open architecture and interoperability to their end-user customers without having to incur the considerable costs associated with the development of the required software and hardware. O.P.E.N.centrix-TM- enables large industry dealers to maintain their lucrative maintenance contracts and satisfy their client base with a comprehensive state of the art system. Another benefit is the ability to retrofit systems that require upgrading.


         While the associations with Motorola and Echelon are certainly helpful to us in meeting our marketing challenge, our ultimate success will result from the development of dealer and original equipment manufacturer relationships built on our product efficacy and our commitment to customer technical service. Since September 1998, we have entered into dealer agreements with approximately one dozen LonWorks-Registered Trademark- based integrators of building control systems.


         Our marketing plan is threefold:

         - First, penetrate the automation security market with the O.P.E.N.centrix-TM- product line by setting up a global network of value-added resellers and/or dealers. We intend to establish original equipment manufacturer agreements with building automation companies seeking to enter the security market or who are actively looking to upgrade from their current suppliers to obtain LonWorks-Registered Trademark- compatibility.

              We are currently in negotiations with several original equipment manufacturers to bundle our software with their products/systems. The general method of approaching these resellers will be by direct contact from our sales force.

         - The second focus is based on developing associations with industry leading firms. We have collaborated with Motorola to jointly develop an access point controller and card reader. We are also working with the LonMark-Registered Trademark- association in an attempt to establish ourselves among the Lonworks-Registered Trademark- industry leaders for standardization.

         - Our third focus is to broaden the market application for our products. We are in the process of identifying potential users of the O.P.E.N.cortex-TM- development tools/platform.


DISTRIBUTION

         We have identified five distribution channels to end-users:

         1.   Building Controls Suppliers and Integrators
         2.   Security System Suppliers and Integrators
         3.   Telecommunications Companies
         4.   Electrical Utility Companies
         5. Total Solution Providers (companies which provide a full range of products and services, including those listed above and time and attendance, registration, and/or point-of-sale systems)

         Initially, we focused our distribution efforts on building control suppliers and integrators because of their familiarity with LonWorks-Registered Trademark-. These efforts lead to the development of our dealer network. We are now focusing on original equipment manufacturer relationships with security system suppliers and integrators.


         In addition, we have pursued total solution providers at both the dealer level and at the original equipment manufacturer level. In the future we intend to solicit telecommunications companies and the electrical utilities as distributors and/or resellers of our products.


         We believe that our dealer network provides a relatively quick entry into the market for our products. In addition, we believe the dealer network provides a good distribution base with a strong technical background. Relationships with original equipment manufacturers, on the other hand, take longer to implement, but we believe they will provide revenue stability due to the original equipment manufacturers wide coverage of territory and customers.

         Presently, we have dealer agreements with the following companies:

                           DEALER                                LOCATION
                           ------                                --------
         Sontay Open Systems Ltd.                    United Kingdom
         Corinex Group a.s.                          Bratislava, Slovakia
         TecLon                                      San Francisco, CA
         Omni Security Systems Ltd.                  Vancouver, BC Canada
         North American Basic, LLC                   Lewiston, NY
         Millennium Control Solutions, LLC           Charlotte, NC
         Bogot Service, Inc.                         Park Ridge, IL
         Athena Engineering                          San Dimas, CA
         Yamas Controls Group Inc.                   Sacramento, CA & 5 branches
         Trimek Security Systems                     Istanbul, Turkey
         CSI                                         Carrollton, TX
         Havel Bros                                  Ft. Wayne, IN
         Facility Robotics, Inc.                     Roswell, GA
         Control Contractors                         Seattle, WA
         BITS                                        Antwerp, Belgium
         McDonald-Miller Co. Inc.                    Seattle, WA


SALES CYCLE

         Once a dealer agreement has been established and product is developed sufficiently for release, we believe it will take four to six months before that dealer begins to generate sales for Alya. The end-user sales will vary dramatically based on the complexity of the system being sold and the size and type of end-user. We expect the average sales cycle to be approximately 90 days with a range of 1 month to 12 months. The former will be for smaller systems while the latter is for larger systems such as government agencies and major multinational corporations.

         Industry practice is for the supplier, Alya, to undertake the preparation of the end-user software release, manufacture the hardware and ship them both to the dealer. Payment is generally due within 30 days from shipment. Payment to Alya is not contingent upon receipt of payment to the dealer from the end-user.

SALES AND SALES SUPPORT ACTIVITIES

         We plan to advertise in major trade magazines and to implement a public relations and advertising program. We will endeavor to have a presence at the major security and building automation system trade shows and we are developing print media advertising campaigns targeted at end-users with an appropriate (i.e., favorable) editorial emphasis, as well as catalogs designed to support our network of dealers and resellers.

         We intend to seek extensive coverage and placement of news through news releases and our contacts in the media. In addition, if members of our management team are interviewed for articles, we expect there will be references to Alya in those articles discussing our relevant products and markets.

         We have established an Internet World Wide Web site that describes Alya and our products and services. We intend to develop direct mail campaigns targeted at specific circulation or subscription lists or user bases with targeted messages.

COMPETITION

         We face competition mainly from companies producing or developing security management products. Management does not believe that any of our competitors offer non-proprietary, interoperable systems, even though they compete with us for the same end-user market.

         We believe our products offer the following advantages over our competitors' products:

         - Long-term system viability and expansion capabilities through implementation of LonWorks-Registered Trademark-standards, wide area network and wide operating network connectivity; high performance software (e.g. Windows-Registered Trademark- NT/95/98 and SQL) and an extensive system feature set;
         - Lower ongoing operating costs achieved through ease of operation and features. These should reduce the skills required to operate the system and training cost, along with an overall improvement in operator efficiency;
         - Lower maintenance cost though the use of standardized state-of-the-art hardware (based on personal computer architecture rather than that of a minicomputer) and software interoperability with existing and future building automation systems and terminal devices;
         - Low implementation cost through reuse of existing communications infrastructure (e.g., wiring) and interoperability with existing terminal equipment; and
         -    Year 2000 computer system compliance.

         Our primary competitors are the established access control and security control companies, such as Cardkey Systems Inc., Simi Valley, California, Casi-Rusco, Boca Raton, Florida, Lenel Systems International, a privately-held company based in Rochester, New York, and WSE (formerly Westinghouse Security), Fremont, California.

         We believe we have established a technological lead over our competitors, which have been slow to adopt full interoperability. Competition in the markets in which we compete is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions and rapid changes in customer requirements. To maintain and improve our competitive position, we must continue to develop and introduce, on a timely and cost-effective basis, new products, features and services that keep pace with the evolving needs of our customers.

         The principal competitive factors affecting the markets for our products are customer service and support, product reputation, quality, performance and price, and product features such as adaptability, scalability, and ability to integrate with other products, functionality and ease of use. We believe that in the past we have generally competed favorably with our competitors' products on the basis of these factors. However, there can be no assurance that we will continue to be able to compete effectively based on these or any other competitive factors in the future.


         In addition, those competitors that manufacture and promote closed, centralized proprietary systems may enjoy a captive customer base dependent on such competitors for service, maintenance, upgrades and enhancements. Accordingly, there can be no assurance that we will be able to compete successfully with existing or new competitors, or that such competition will not have a material adverse effect on our the business, operating results or financial condition. Many of our current and prospective competitors are dedicated to promoting closed or proprietary systems, technologies, software and network protocols or product standards that differ from, or are incompatible with, the systems that we produce. In some cases, companies have established associations or cooperative relationships to enhance the competitiveness and popularity of their products, or to promote such different or incompatible technologies, protocols and standards. For example, in the building automation market, we face widespread reluctance by vendors of traditional closed or proprietary control systems (who enjoy a captive market for servicing and replacing equipment) to utilize our interoperable technologies. In addition, we face strong competition from large trade associations that promote alternative technologies and standards in their native countries, such as the BatiBus Club International in France and the European Installation Bus Association in Germany (each of which has over 100 members and licensees).

         We work with standards-setting organizations to establish open markets for LonWorks-Registered Trademark- products in our targeted markets. There can be no assurance that our technologies, protocols or standards will be successful in any of the markets in which we compete, or that we will be able to compete with new or enhanced products or standards introduced by existing or future competitors. Any increase in competition or failure by us to effectively compete with new or enhanced products or standards could result in fewer customer orders, price reductions, reduced order size, reduced operating margins and loss of market share, any of which could have a material adverse effect on our business, operating results or financial condition.


         LonWorks-Registered Trademark- based systems are "open", meaning that our customers are capable of developing products that compete with our products. Since some of our customers are original equipment manufacturers that develop and market their own control systems, these customers in particular could develop competing products based on our open technology. This could decrease the market for our products, increase competition, and have a material adverse effect on Alya's business, operating results and financial condition.


COMPETITION FOR O.P.E.N.CENTRIX-TM-

         The major competition to O.P.E.N.centrix-TM- is the security management system produced by Lenel. Lenel describes itself on its Internet World Wide Web page (www.lenel.com) as "the global leader in the development and support of seamlessly integrated security management systems software, designed from the ground up to operate with, and optimize, Microsoft's Windows NT-TM-, SQL Server and Back Office Technologies." Management believes Lenel has sales of approximately $10 - 15 million annually.

         Ademco Security Group is a wholly owned subsidiary of Pittway Corporation, a conglomerate listed on the New York Stock Exchange. Although Pittway has experienced substantial growth in the past two years, it is difficult to ascertain the contribution to that growth made by Ademco. Ademco is known, specifically, as a leader in electronic security devices and, to the best of management's knowledge, does not carry a reputation for open platform interoperability designs or technology. Ademco recently purchased Northern Computers which is focused entirely on providing access control systems. It is not yet clear how the recent purchase by Ademco will affect the business plan of Northern and subsequent competition to Alya.

         Other security technology companies include Card Key and Cassi Rusco, which are both considered to be in this category, but to the best of our knowledge, their systems do not provide the interoperability available in our systems.


         The integration of security systems (especially access control) with building control systems is only just beginning. According to our research there is no directly comparable competition for O.P.E.N.centrix-TM-. We also estimate that we have a lead-time of at least a year and a half over any potential competitors. We have forged strategic alliances with major original equipment manufacturers, such as Control Systems International, in an effort to strengthen our competitive position. In addition, we have high-level strategic alliances with companies such as Motorola and Raytheon.

         We believe we are the only company offering a high-end and scaleable LonWorks-Registered Trademark- based building access control and alarm monitoring system. We believe that from the perspective of the end-user (i.e., building owners, tenants and building managers) the ability to have an integrated system is compelling. However, there are a number of vendors of security systems and other building control systems that regard LonWorks-Registered Trademark- as a threat. These companies have a large installed base of proprietary, "last generation" systems. They derive revenue from a captive customer universe pursuant to service and maintenance contracts and from the sale of product upgrades and enhancements. It is not in their interest, at least over the intermediate term, for interoperability to succeed. It is unlikely that they will spend the millions of dollars required to develop LonWorks-Registered Trademark- compatibility. We believe this creates an opportunity for us to turn competitors into customers. These traditional participants who control a significant installed base could become licensees of our technology or they could become private label customers.

         Another motivating factor for entrenched original equipment manufacturer vendors to enter into a relationship with us is the Y2K issue. We believe that many security management systems currently in place are not year 2000 compliant. Our O.P.E.N.centrix-TM- system has been tested to be year 2000 compliant.


COMPETITIVE ASSESSMENT PRICING STRATEGY

         Our pricing strategy is intended to provide the "state of the art" functionality of O.P.E.N.centrix-TM- at a price comparable to present systems. The typical industry method for recovering costs is to charge a high amount for the new software and its associated benefits, which leads to a limited installation base. We believe the cost of manufacturing our O.P.E.N.centrix-TM- hardware is equal to or less than present systems. Therefore, we believe we can maintain a sales margin of over 60% for our O.P.E.N.centrix-TM- hardware. Approximately 95% of the revenue from a typical O.P.E.N.centrix-TM- system sale comes from the sale of hardware. Therefore, in the event we are not able to maintain our projected sales margins, our profitability and operations would be materially and adversely affected. Because software has very minimal hard costs, software pricing will based upon market conditions.

STRATEGIC ALLIANCES

         We are a licensed developer of the Echelon LonWorks-Registered Trademark- technology and Microsoft's Windows-Registered Trademark- NT/95/98 operating systems. LonWorks-Registered Trademark- is now the de facto standard for interoperable control systems. Over 100 leading control system companies worldwide have formed the LonMark Association including: Microsoft, Honeywell, Toshiba, Phillips and Hewlett Packard. Alya is a member of the security task group which is focused on developing LonMark standard functional profiles for intrusion, access control, and CCTV devices and systems.

GOVERNMENT REGULATION

         Our circuit board products are subject to the following government regulations:

         FCC U.S. Federal Communications Commission emissions standard for electronic equipment. Our hardware components comply with FCC Class A requirements. This permits our systems to be used in installations where other emissions-sensitive equipment is present.

         CE European emissions standard for electronic equipment. Our hardware components comply with CE Class A.

         UL Underwriter's Laboratory; U.S. electrical safety standard. Our hardware components are UL certified.


         Although no other regulatory approval is required for our products, we are pursuing other certifications for our current products, such as CE Class B, in order to broaden the range of applicable market applications for our products.

QUALITY CERTIFICATION PROGRAM


         We are working on mid- to long-term plans to improve development processes with a view to achieving compliance with the Software Engineering Institute's capability maturity model level 2 and ISO 9001. The Software Engineering Institute's capability maturity model is a methodology for rating an organization's software development and quality practices. Achieving level 2 compliance would put us among the upper quartile of North American software developers. In addition, the LonMark association, which was created by Echelon-Registered Trademark- and its industrial sponsors, such as Motorola, Toshiba, and Microsoft, has already provided international recognition for O.P.E.N.centrix-TM- products as being LonWorks-Registered Trademark-compliant.


ENVIRONMENTAL LIABILITIES

         We are not aware of any environmental liabilities associated with the use of our products. Any environmental liabilities associated with the manufacture of the hardware components of our products are the responsibility of the manufacturers contracted to product the circuit boards.

RESEARCH AND DEVELOPMENT

         Our development team currently consists of the following persons:

         -    1 Chief Technology Officer
         -    1 Engineering Manager

         -    1 Project Manager
         -    12 Software Engineers
         -    1 Hardware Engineer
         -    2 Test Engineers



         Our products are developed with Microsoft Visual Studio, including Microsoft Visual Basic and Microsoft Visual C++ languages. We are also an original equipment manufacturer licensee of Echelon's LonWorks-Registered Trademark-. These development tools plus ones from Echelon were purchased for approximately $50,000 and we incur an annual support cost of approximately $5,000. The purchasers of our products pay a nominal fee for the use of the technology.


         We spent approximately $636,000, $545,000 and $583,000 in the nine months ended June 30, 1999, fiscal 1998 and fiscal 1997, respectively, on research and development, none of which was for customer sponsored or paid-for research. In total, approximately $8.1 million has been spent on marketing, administration, research and development from inception to June 30, 1999.


R & D FACILITY AND CAPABILITY IMPROVEMENT PLANS

         Our research and development group is currently designing, and preparing to equip an expanded acceptance-testing and staging lab. This facility will enable us to more accurately simulate the larger and more complex campus-type or remote-building system installations typical of large, multi-building installations. We will also be able to use it as a resource to test new trouble-shooting procedures.

EMPLOYEES


         As of October 22, 1999, we employed 37 people, of which 32 were full-time employees, and we engaged six consultants and independent contractors to provide services related to the development of the system and marketing. We expect to hire other personnel as necessary for product development, quality assurance, sales and marketing, and administration.

FACILITIES

         Our headquarters facility is currently located in Coquitlam, a suburb of Vancouver, British Columbia, Canada. These offices total approximately 10,500 square feet and are suitable for light-industrial, engineering and general office use. These facilities are the site of our product development, manufacturing and marketing departments. In addition, a global network of sales and service locations is to be established as market requirements dictate to support this main location. Management estimates the development, test and training facilities are currently being utilized at 80% of building capacity and 100% of equipment capacity. We anticipate moving to a larger facility during the spring or summer of the year 2000. Management believes our properties are sufficiently insured against loss.



         The details of the terms of leases for each office are as follows:

                                                              MONTHLY
                      UNIT LEASED          EXPIRATION       PAYMENT ($)          RENEWAL TERMS
                      -----------          ----------       -----------          -------------
                  #111-17 Fawcett        June 30, 2000              1,990     None
                  #112-17 Fawcett        June 30, 2000                663     Up  to one year
                  #114-17 Fawcett        March 31, 2000               555     To June 30, 2000
                  #101-16 Fawcett        June 30, 2000              1,996     None stated
                  #102-16 Fawcett        June 30, 2000              1,015     Up to three years

         We have the following annual commitments under the terms of office and equipment leases:

                                           1999                  $ 112,340
                                           2000                    100,575


                                           2001                     33,932
                                           2002                      8,015
                                           2003                      1,259
                                                                 $ 256,121



         Office lease payments were $59,557 for the nine months ended June 30, 1999, $30,930 for the 1998 fiscal year, and $20,440 for the 1997 fiscal year. Equipment lease payments were $37,664 for the nine months ended June 30, 1999, $25,098 for the 1998 fiscal year, and $8,723 for the 1997 fiscal year. Office lease and equipment lease payments were included in general and administrative costs.


         We employ sales persons in Austin, Texas; San Francisco, California; Beijing, China; Antwerp, Belgium; and the Slovak Republic. As part of their employment with us, these representatives provide office space in their homes or offices to us at no cost. In July 1999, we leased approximately 1,350 square feet of office space in San Francisco for our operations there. This lease expires in July 2001, and the monthly cost is $3,105.

         We do not own any property other than general office furniture, computers, one automobile, and leasehold improvements. All of our capital assets are located in Canada.




                               MANAGEMENT

DIRECTORS AND OFFICERS

The officers and directors of the Company are as follows:



NAME                               AGE      POSITION
----                               ---      --------
Milan Carnogursky                  63       Chief Executive Officer and Chairman of the Board of Directors since inception.

Peter Sobotka                      38       Director since December 1998.

Douglas Corbett                    45       President and Director since January 1998.

Jaro Bucko                         45       Chief Technology Officer, Secretary, Treasurer and Director since
                                            April 1997.

Robert W. Hamilton                 53       Vice President - Operations since January 1999.

Arthur J. Ayres                    41       Chief Financial Officer since October 1999.

Arthur Cunnington                  44       Vice President - Sales and Marketing since May 1999.


         The term of office of each director ends at the next annual meeting of Alya's stockholders or when such director's successor is elected and qualifies. The term of office of each officer ends at the next annual meeting of the Alya's board of directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

         The last annual meeting was held on May 7, 1999, in Coquitlam, British Columbia.


         MILAN CARNOGURSKY, Chairman and Director since inception. From 1991 to 1995, Mr. Carnogursky formed and was the Chairman, CEO and majority owner of Nafto Project International Inc., an engineering company with approximately 300 employees. He sold his interest in Nafto to its management in 1995. In 1987, Mr. Carnogursky led a successful unaided dog team expedition to the magnetic north pole. He has a Bachelor of Arts degree in Physical Education (1964 ) from the University of Bratislava, Slovakia.

         PETER SOBOTKA, Director since December 1998. Dr. Sobotka holds a Ph.D and Master of Science degree from the Slovak Technical University, and has had research stays at Texas A & M University and Tohoku University (Japan). In 1989, he co-founded the Corinex group of companies and has been CEO, President and a Director of Corinex since 1991. Corinex is a major customer of Alya and focuses on the marketing and operation of fiber optics for Slovak utility companies, system integration and production of telecommunications software.

         DOUGLAS CORBETT, President and Director since January 1998. Mr. Corbett has over 25 years experience in the building and security industry, including twelve years of experience as sales manager for Computrol Security Systems Ltd, Burnaby, British Columbia. From 1984 to 1986, Mr. Corbett was a Sales Manager for Computrol where he was responsible for sales to institutional and government accounts, including cities and airports. From 1977 to 1984, Mr. Corbett was employed as a service manager for Datatech Systems, a national technical service company. He has an Electronics Technology degree (1976) from the British Columbia Institute of Technology.

         JARO BUCKO, Chief Technology Officer and Director since inception. From 1989 to 1995, Mr. Bucko was Chief Design Engineer with Computrol Security Systems, Burnaby, British Columbia. Mr. Bucko was responsible for managing a ten person software and hardware engineering team and acted as a liaison and technical advisor between Computrol and potential customers. He has a Master's degree in Electrical Engineering (1977) from the Slovak Technical University, Bratislava, Slovakia.


         ROBERT HAMILTON, Vice President - Operations since January 1999. Before joining Alya, Mr. Hamilton worked for Motorola in various positions. From 1997 to 1998, Mr. Hamilton was a program manager in the Packet data inter-working unit at Motorola. His work focused on developing a compact wireless database station and implementing a divisional Year 2000 readiness program. From 1993 to 1997, Mr. Hamilton was the Manager of Business and Technical Communications for Motorola, and was responsible for supervising a staff of 12 persons, including contractors. Mr. Hamilton received a Bachelor of Science with Honors from the Art Center College of Design (Los Angeles, California) in 1969.



         ARTHUR J. AYRES, Chief Financial Officer since October 1999. Mr. Ayres started as Alya's Chief Financial Officer, on a part-time basis, October 4, 1999. It is anticipated that Mr. Ayres will begin working full time on November 1, 1999. Since November 1994, Mr. Ayres has been the Controller of Micrologix Biotech Inc., Vancouver, British Columbia, and also served as Corporate Secretary for Micrologix from January 1995 to September 1997. Mr. Ayres manages Micrologix's finance, accounting, purchasing, investor relations and engineering and technical services functions. Mr. Ayres received his Chartered Accountant designation in 1985 and a Bachelor of Arts (Commerce and Computer Science) degree from the Simon Fraser University in 1981.




         ARTHUR CUNNINGTON, Vice President - Sales and Marketing since May 1999. From 1995 to 1999, Mr. Cunnington was the Western Regional Manager for the Worldwide Smartcard Solutions Division of Motorola. His responsibilities included the development of direct and indirect distribution channels for WSSD's products. Mr. Cunnington also conducted new product evaluations with original equipment manufacturer customers and WSSD's engineering department. Mr. Cunnington has a Bachelor of Business Administration (1978) from Ohio University.





         No other directorships are held by each director in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company, under the Investment Company Act of 1940.

         Messrs. Carnogursky, Corbett, and Bucko may be deemed to be "promoters" and "control persons" of the Company, as that term in defined in the Securities Act of 1933.

KEY EMPLOYEES

         JOZEF STAROSTA, Software Engineering Manager. Mr. Starosta joined Alya in 1995. From 1998 to 1995, Mr. Starosa was a Software Engineer at Softouch Scheduling Services, Vancouver, British Columbia. At Softouch Mr. Starosta designed, programmed and maintained interface programs and an Oracle database. He also prototyped crew scheduling algorithms. Mr. Starosta received a masters degree in electrical engineering from Slovak Technical University, Bratislava, Slovakia, in 1968.

         FRED THOMPSON, Chief Hardware Design Engineer. Mr. Thompson has 30 years experience in the design of computer hardware and development of analog and digital systems, including 16 years specifically related to security and building control systems. From 1995 to 1998, Mr. Thompson was a self-employed systems designer. During that time he held contracts with International Telepresence Corporation, Bridgenorth Signal Processing, and Computrol Systems Limited. Mr. Thompson received a diploma of telecommunications and electronics from Vancouver City College in 1967.


EXECUTIVE COMPENSATION

         The following table sets forth the remuneration for the fiscal year ended September 30, 1998 of the three highest paid officers and directors of
Alya:

                                                                                             NUMBER OF SECURITIES
      NAME OF INDIVIDUAL             CAPACITIES IN WHICH               AGGREGATE                   UNDERLYING
     OR IDENTITY OF GROUP         REMUNERATION WAS RECEIVED           REMUNERATION              OPTIONS GRANTED
     --------------------         -------------------------           ------------              ---------------
     Milan Carnogursky                     Chairman                     $82,758                     135,000
     Jaro Bucko                    Chief Technology Officer             $67,332                     135,000
     Douglas Corbett                      President                     $67,195                     129,000

         The following table sets forth all individual grants of stock options and freestanding Stock Appreciation Rights (SARs) made during the last completed fiscal year to each of three highest paid officers and directors:


----------------------------------------------------------------------------------------------------------------------
                            NUMBER OF       % OF TOTAL
                           SECURITIES     OPTIONS GRANTED
                           UNDERLYING     TO EMPLOYEES IN    EXERCISE OR BASE
NAME                       OPTIONS (#)      FISCAL YEAR        PRICE ($/SH)         VESTED         EXPIRATION DATE
------------------------- -------------- ------------------- ------------------ --------------- ----------------------
Milan Carnogursky            60,000             14.9                .55              (1)          April 14, 2003(1)
                             75,000                                 .69              Yes         September 11, 2003
------------------------- -------------- ------------------- ------------------ --------------- ----------------------
Jaro Bucko                   60,000             14.9                .50              (1)          April 14, 2003(1)
                             75,000                                 .63              Yes         September 11, 2003
------------------------- -------------- ------------------- ------------------ --------------- ----------------------
Douglas Corbett              54,000             14.2                .50              (1)          April 14, 2003(1)
                             75,000                                 .63              Yes         September 11, 2003
------------------------- -------------- ------------------- ------------------ --------------- ----------------------



(1) One-half of these options are vested and exercisable, the remaining one-half vest and are exercisable on or after April 14, 2001.


         We have no long-term incentive plans.

         We do not pay directors for their services as such nor do we pay any director's fees for attendance at meetings. We reimburse directors for any expenses incurred by them in their performance as directors.

         There are no employment agreements with any of our executive officers.

STOCK OPTION PLAN

         On March 18, 1997, our directors and shareholders adopted a 1997 stock option plan under which a total of 1,510,244 shares are currently authorized for grant to provide incentive compensation to our officers and key employees. In order to attract and retain key employees, management is developing a proposal, for ratification by the shareholders, to change certain terms of the Plan. This would include an increase in the number of shares available under this plan to 20% of the issued and outstanding shares at any one month-end and/or a change in the vesting provisions. As of October 15, 1999 options for the purchase of 2,843,500 common shares had been granted, of which 1,535,500 are subject to shareholder approval.


         The board of directors administers the stock option plan. Options may be granted for up to 10 years at not less than the fair market value at the time of grant, except that the term may not exceed five years and the price must be 110% of fair market value for any person who at the time of grant owns more than 10% of the total voting power of the Company. Unless otherwise specified in an optionee's agreement, options granted under the Plan to officers, officer/directors, and employees will become vested with the optionee under the following schedule: 50% upon the first anniversary of the option grant and 12.5% upon each of the four three-month periods following the first anniversary. The Plan will remain in effect until the board of directors terminates it, except that no incentive stock option, as defined in Section 422 of the Internal Revenue Code, may be granted after March 18, 2007.


         Options may be exercised by payment of the option price (i) in cash,
(ii) by tender of shares of Company common stock which have a fair market value equal to the option price, or (iii) by such other consideration as the board of directors may approve at the time the option is granted.





         The following table provides certain option, warrant and rights information (whether vested or not) as to the officers and directors individually and as a group, and the holders of more than 5% of the Company's common stock, as of October 15, 1999:




                                            TITLE OF        NUMBER OF
NAME OF HOLDER                             SECURITIES      SECURITIES     EXERCISE PRICE     EXPIRATION DATE
--------------                             ----------      ----------     --------------    ------------------
Milan Carnogursky                           Options          50,000            $0.55           June 3, 2002
Chairman                                                     60,000 (2)        $0.55          April 14, 2003
                                                             75,000            $0.69          Sept. 11, 2003
                                                            150,000(1)         $0.47            May 7, 2004
Douglas Corbett                             Options           7,500            $0.50           June 3, 2002
President                                                    54,000 (2)        $0.50          April 14, 2003
                                                             75,000            $0.63          Sept. 11, 2003
                                                            300,000(3)         $0.43            May 7, 2004
Jaro Bucko                                  Options          30,000            $0.50           June 3, 2002
Chief Technology Officer                                     60,000 (2)        $0.50          April 14, 2003
                                                             75,000            $0.63          Sept. 11, 2003
                                                            150,000(1)         $0.43            May 7, 2004
Art Cunnington,                             Options         175,000(4)         $0.43            May 7, 2004
Vice President - Sales & Marketing
Robert Hamilton                             Options         150,000(1)         $0.43            May 7, 2004
Vice President - Operations
Arthur J. Ayres                             Options         150,000(5)         $0.60         September 2, 2002
Chief Financial Officer
Officers, directors & 5% shareholders                     1,561,500                                    -
as a group (6 persons)



(1) Subject to shareholder approval. One-half of these options are exercisable after May 7, 2000, and the remaining are exercisable after May 7, 2001.


(2) One-half of these options are not exercisable until April 14, 2001.


(3) Three-quarters of these options are subject to shareholder approval. One-half of these options are exercisable after May 7, 2000, and the remaining are exercisable after May 7, 2001.



(4) One-half of these options are subject to shareholder approval. One-half of these options are exercisable after May 7, 2000, and the remaining are exercisable after May 7, 2001.



(5) One-half of these options are exercisable after September 2, 2000, and the remaining are exercisable after September 2, 2001.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Company's common stock, as of October 15, 1999. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of common stock owned by them.



                                                    NUMBER OF SHARES
                                                        HELD PRIOR           OPTIONS                      PERCENT OF
            NAME AND ADDRESS OF OWNER                TO OFFERING(1)      EXERCISABLE (2)      TOTAL        CLASS (3)
-------------------------------------------------- -------------------- ----------------- -------------- -------------
Milan Carnogursky, Chairman                                  4,355,100           155,000      4,510,100      29.9
West Vancouver, British Columbia

Peter Sobotka, Director (4)                                    416,617               -0-        416,617      2.8
Bratislava, Slovak Republic

Douglas Corbett, President                                     201,000           109,500        310,500      2.0
North Vancouver, British Columbia

Jaro Bucko, Chief Technology Officer                           343,000           135,000        478,000      3.2
Port Coquitlam, British Columbia

Robert Hamilton, Vice President - Operations                    21,000                 0         21,000      0.1
White Rock, British Columbia

Arthur J. Ayres, Chief Financial Officer                             0                 0              0       0
Maple Ridge, British Columbia

Officers and directors, as a group (6 persons)               5,336,717           399,500      5,736,217      38.0



(1) Management does not anticipate that any of the persons listed will subscribe for shares in this offering.



(2) Includes options of shares of common stock exercisable within 60 days from October 15, 1999. These additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.



(3) Based on 15,102,444 shares of common stock outstanding on October 15, 1999. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from October 15, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.


(4) Includes 416,617 shares of common stock owned by a company that is controlled by this director.

         The following table provides information as to the holders of more than 10% of the shares of our preferred stock, as of October 15, 1999:




NAME AND ADDRESS OF OWNER                            NUMBER OF SHARES(1)                 OPTIONS EXERCISABLE (2)
---------------------------------------- --------------------------------------------- -----------------------------
Dale Paruk                                         400,000 (100% of class)                        75,000
Vancouver, BC CANADA



(1) We do not anticipate that Mr. Paruk will subscribe for shares in this offering.



(2) Includes options of shares of common stock exercisable within 60 days from October 15, 1999. These additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person


CHANGES IN CONTROL

         We are not aware of any arrangements that may result in a change in control of Alya.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS




         During the year ended September 30, 1998, Alya loaned up to $137,574 to Milan Carnogursky, an officer, director and principal shareholder of Alya. The loan was unsecured, did not accrue interest, and was repaid during the year. Mr. Carnogursky loaned Alya $69,000 during the year. The loan was non-interest bearing and unsecured. As of September 30, 1998, the remaining balance on the loan to Mr. Carnogursky was $13,721, which was included as due to shareholders and directors in Alya's financial statements. As of June 30, 1999, the loan had been repaid.


         During the nine months ended June 30, 1999, Alya loaned $23,000 to Mr. Carnogursky, an officer, director and principal shareholder of Alya. The advances were repaid during the period. The advances were unsecured and did not bear interest.



         During the nine months ended June 30, 1999, Mr. Carnogursky loaned Alya up to $199,200. As of June 30, 1999, a total of $266,085 was due to Mr. Carnogursky. The loan is without interest and is unsecured.



         During the year ended September 30, 1998, Alya paid $114,134 for consulting services to the following related entities as follows:



         Carn Projects International                                                             $82,759
                  Carn Projects International is owned by Mr. Carnogursky,
                  an officer, director and principal shareholder of Alya.
         Dalton Capital Corp.                                                                    $19,250
                  Dalton Capital Corp. is a company owned and controlled by
                  Lionel Johnson, a former officer and director of Alya.
         Nexstep Systems International                                                           $12,125
                  Nexstep Systems International is a company owned and
                  controlled by Roger Mutimer, a former officer and director of
                  Alya.



         At September 30, 1998, an aggregate of $27,212 was outstanding to Carn Projects ($23,446) and Nexstep ($3,766).



         In December 1998, Peter Sobotka, was appointed as to Alya's Board of Directors. Mr. Sobotka is the owner of a major customer of Alya. During the year ended September 30, 1998, Alya's total sales to this customer were $120,000 of which $51,382 was receivable by Alya at September 30, 1998.

         During July 1999, Tital Enterprises Ltd., a principal shareholder of Alya at the time, loaned Alya $59,252. The loan is unsecured, bears interest at the rate of 10% per annum, and is payable upon demand. Eleini Kyriacou is the president, a shareholder and a director of Tital Enterprises Ltd. Ms. Kyriacou is also is the secretary and a director of Selepia Trading Company Ltd. During July 1999, Selepia Trading Company Ltd., a shareholder of Alya, loaned Alya $72,000. The loan is unsecured, bears interest at the rate of 10% per annum, and is payable upon demand. As of October 15, 1999, these loans had not been repaid.



         On August 30, 1999, J. Faban, a shareholder, loaned Alya $14,000. The loan is unsecured, bears interest at the rate of 10% per annum, and is payable upon demand.



         During the period from July 1, 1999 to September 30, 1999, Mr. Carnogursky loaned Alya approximately $70,000. The loans are payable upon demand and bear interest at the rate of 10% per annum.





                            DESCRIPTION OF SECURITIES

GENERAL


         Alya is authorized to issue of up to 50,000,000 common shares, $.0001 par value per share, and 10,000,000 preferred shares, $.0001 par value per share. The following summary does not purport to be complete. You may wish to refer to the our Articles of Incorporation and Bylaws, copies of which are available for inspection. None of the holders of any class or series of our capital stock has preemptive rights or a right to cumulative voting. As of October 15, 1999, there were issued and outstanding 15,102,444 shares of common stock and 400,000 shares of Series A Preferred Stock.


SERIES A PREFERRED STOCK


         Our board of directors may determine the designations, rights, preferences or other variations of each class or series of the preferred stock. The board of directors has established a Series A Preferred Stock consisting of 1,000,000 shares, of which 400,000 shares are outstanding as of October 15, 1999.


         CONVERSION. Shares of Series A Preferred Stock are not convertible into any other shares of capital stock.

         LIQUIDATION PREFERENCE. In the event of liquidation, dissolution, or the winding up of Alya, any holder of the Series A Preferred Stock shall, for each share of Series A Preferred Stock, be entitled to receive a distribution of $0.05 out of Alya's assets prior to any distribution of assets with respect to any other shares of capital stock.

         OPTIONAL REDEMPTION. We have the right and option to redeem in whole or in part, by lot or pro rata, the shares of Series A Preferred Stock at a price equal to $0.0001 per share, at any time, or from time to time, on or after one year from the date of issuance.

         DIVIDENDS. The annual rate of dividends payable on shares of the Series A Preferred Stock is $0.05 per share. Dividends are payable annually as set by the board of directors. If we fail to pay a dividend in any year, the dividends do not accumulate to the next year.

         VOTING AND PREEMPTIVE RIGHTS. The holders of the Series A Preferred Stock shall have no voting rights except to the extent required by the Delaware corporate statutes and the Series A Preferred Stock is not entitled to preemptive rights.

COMMON STOCK


         As of October 15, 1999, there were 15,102,444 shares of common stock issued and outstanding. The board of directors may issue additional shares of common stock without the consent of the common stockholders.

         VOTING RIGHTS. Each outstanding share of common stock is entitled to one vote. The common stockholders do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose.

         NO PREEMPTIVE RIGHTS. Holders of common stock are not entitled to any preemptive rights.

         DIVIDENDS AND DISTRIBUTIONS. Holders of common stock are entitled to receive such dividends as may be declared by the directors out of funds legally available for dividends and to share pro rata in any distributions to holders of common stock upon liquidation or otherwise. However, we have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

TRANSFER AGENT

         The registrar and transfer agent for the common stock is American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.


                              PLAN OF DISTRIBUTION

GENERAL

         We are acting as the general selling agent with respect to the common stock being offered at a price of $1.00 per share. We intend to enter into agreements with securities broker-dealers, who are members of the NASD, so that broker-dealers who will be involved in the sale of the shares will be paid a commission of up to ten percent by us. No broker-dealer has agreed to participate in this offering as of the date of this prospectus. The NASD must first approve the arrangements with any broker-dealers that will participate in the distribution of this offering. In addition, our officers and directors may also be involved in the sale of the shares but will not receive any sales commission or other remuneration. This distribution will not involve any reallocations between NASD members and non-members. We do not intend to register as a broker-dealer under Section 15 of the Exchange Act. Section 15 requires persons "in the business" of selling securities to register as broker-dealers. We do not believe that we are "in the business" of selling securities.


         We may provide any sales agent or broker-dealer with a list of persons whom we believe may be interested in purchasing shares in this offering. The sales agent or broker-dealer may sell a portion of the shares to any such person if he resides in a state where the shares can be sold and where the sales agent or broker-dealer can sell the shares. No sales agent or broker-dealer is obligated to sell any shares to any such person and will do so only to the extent that such sales would not be inconsistent with the public distribution of the shares. We are unaware of any person, including any affiliate, who intends to finance any portion of the purchase price of the shares to be acquired in this offering. It is not intended that the proceeds from this offering will be used, directly or indirectly, to enable anyone to purchase shares.


         In addition, we may offer these shares to our creditors as repayment of our debt at $1.00 per share.


METHOD OF SUBSCRIBING


         You may subscribe by completing and delivering our form of subscription agreement to us. The subscription price of $1.00 per share must be paid by check, bank draft, or postal or express money order payable in United States dollars to the order of Alya International, Inc. Certificates for shares of common stock subscribed for will be issued as soon as practicable after termination of the offering.


EXPIRATION DATE

         The subscription offer will expire ___________________________ [90 days from the date of this Prospectus] which period may be extended for an additional 90 days, or on such earlier date as we shall determine in our discretion (the "Expiration Date").

RIGHT TO REJECT

         We reserve the right to reject any subscription in our sole discretion and to withdraw this offer at any time prior to our acceptance of the subscriptions received, if acceptance of a subscription would result in the violation of any laws to which we are subject.

NO ESCROW

         We have not established an escrow account and we are employing the funds as they are being raised. THIS OFFERING IS NOT SUBJECT TO ANY MINIMUM SUBSCRIPTION LEVEL, AND THEREFORE ANY FUNDS RECEIVED FROM A PURCHASER ARE AVAILABLE TO US AND NEED NOT BE REFUNDED TO THE PURCHASER.


                         SEC POSITION ON INDEMNIFICATION


         As permitted by Delaware law, the Company's Certificate of Incorporation includes a provision which provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, which prohibits the unlawful payment of dividends or the unlawful repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. This provision is intended to afford directors protection against, and to limit their potential liability for monetary damages resulting from, suits alleging a breach of the duty of care by a director.


         The provisions diminish the potential rights of action which might otherwise be available to shareholders by limiting the liability of officers and directors to the maximum extent allowable under Delaware law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholders derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors liability insurance and because there is no assurance that the Company will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, the Company may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If the Company is forced to bear the costs for indemnification, the value of the Company stock may be adversely affected. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, is unenforceable.

                                  LEGAL MATTERS

         Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado will pass upon the validity of the Shares offered hereby for Alya.


                                     EXPERTS

         The financial statements of Alya International, Inc. as of September 30, 1998 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent chartered accountants, as set forth in their report on such financial statements, and are included in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION


         Alya has not previously been subject to the reporting requirements of the SEC. We have filed with the SEC a registration statement on Form SB-1 under the Securities Act with respect to the Securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our securities, you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.


         You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference Section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

         The Company has a web site on the Internet at HTTP://WWW.ALYA.COM.



                             REPORTS TO STOCKHOLDERS


         As a result of filing the registration statement, we will become subject to the reporting requirements of the Exchange Act, and will be required to file periodic reports, proxy statements, and other information with the Commission. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year, proxy statements, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

ALYA INTERNATIONAL INC.




CONSOLIDATED
FINANCIAL STATEMENTS
SEPTEMBER 30, 1998 AND 1997








[LOGO]

JANUARY 12, 1999




REPORT OF INDEPENDENT ACCOUNTANTS




TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF ALYA INTERNATIONAL INC.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' deficiency and of cash flows present fairly, in all material respects, the financial position of ALYA INTERNATIONAL INC. and its subsidiary at September 30, 1998 and 1997, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a shareholders' deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"PricewaterhouseCoopers LLP"


CHARTERED ACCOUNTANTS

ALYA INTERNATIONAL INC.


CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN U.S. DOLLARS)

                                                                   SEPTEMBER 30
                                                             1998                1997
                                                       -----------------------------------
ASSETS
CURRENT ASSETS
   Cash                                                $    74,768           $     6,802
   Accounts receivable                                      71,822                97,015
   Inventories                                              16,735                12,250
   Prepaid expenses and other assets (NOTE 3)               61,649                23,146
                                                       -----------------------------------
                                                           224,974               139,213

CAPITAL ASSETS (NOTE 4)                                     56,023               112,782
                                                       -----------------------------------
                                                       $   280,997           $   251,995
                                                       -----------------------------------
                                                       -----------------------------------

LIABILITIES
CURRENT LIABILITIES
   Accounts payable (NOTE 5)                           $   304,176           $   514,261
   Operating line of credit (NOTE 6)                             -                21,600
   Other short term debt (NOTE 6)                           55,270                44,305
   Convertible debt (NOTE 7)                                     -                72,000
   Due to related parties (NOTE 14)                         40,933                71,691
                                                       -----------------------------------
                                                           400,379               723,857

ADVANCES ON SALE OF SOFTWARE RIGHTS (NOTE 11)              688,692                     -

SHAREHOLDERS' DEFICIENCY
COMMON SHARES (NOTE 8)                                       1,378                 1,084
PREFERRED SHARES (NOTE 8)                                       40                     -
ADDITIONAL PAID-IN CAPITAL (NOTE 8)                      4,799,403             2,715,875
STOCK OPTIONS (NOTE 8)                                      51,425               317,500
SHARE SUBSCRIPTION RECEIVABLE (NOTE 8)                     (65,700)              (90,000)
WARRANTS (NOTE 8)                                           18,854                25,000
ACCUMULATED DEFICIT                                     (5,674,327)           (3,450,866)
CUMULATIVE TRANSLATION ADJUSTMENT                           60,853                 9,545
                                                       -----------------------------------
                                                          (808,074)             (472,946)
                                                       -----------------------------------
                                                       $   280,997           $   251,995
                                                       -----------------------------------
                                                       -----------------------------------

GOING CONCERN (NOTE 1)
COMMITMENTS (NOTE 10)
SUBSEQUENT EVENTS (NOTE 12)

The accompanying notes are an integral part of these consolidated financial statements.


APPROVED BY THE BOARD  "MILAN CARNOGURSKY" DIRECTOR  "DOUGLAS CORBETT" DIRECTOR
                       -------------------           -----------------

ALYA INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF OPERATIONS
(EXPRESSED IN U.S. DOLLARS)

                                                       YEAR                 Year
                                                       ENDED                ended
                                                   SEPTEMBER 30         September 30
                                                       1998                 1997
                                                 ------------------------------------
SALES REVENUE (NOTE 9)                           $    323,734           $    110,878

COST OF GOODS SOLD                                    187,429                 60,893
                                                 ------------------------------------
GROSS PROFIT                                          136,305                 49,985

OPERATING EXPENSES
   General and administrative
      (NOTE 8 (b) AND (c))                          1,341,853              1,588,760
   Research and development                           545,502                583,872
   Marketing and sales                                471,380                200,323
                                                 ------------------------------------
                                                    2,358,735              2,372,955
                                                 ------------------------------------
LOSS FROM OPERATIONS                               (2,222,430)            (2,322,970)

INTEREST EXPENSE (NOTE 8(d)(e))                         1,031                234,870
                                                 ------------------------------------
LOSS FOR THE YEAR                                $ (2,223,461)          $ (2,557,840)
                                                 ------------------------------------
                                                 ------------------------------------

LOSS PER COMMON SHARE - BASIC AND FULLY
  DILUTED                                        $      (0.19)          $      (0.32)
                                                 ------------------------------------
                                                 ------------------------------------

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES  (NOTE 2)                          11,733,903              8,009,178
                                                 ------------------------------------
                                                 ------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

ALYA INTERNATIONAL, INC.


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY
FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND 1997
(EXPRESSED IN U.S. DOLLARS)

                                      COMMON SHARES                              WARRANTS                 OPTIONS
                                 -----------------------------------------------------------------------------------------
                                                             ADDITIONAL
                                                              PAID-IN
                                   NUMBER       AMOUNT        CAPITAL       NUMBER     AMOUNT       NUMBER       AMOUNT
                                 -----------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1996             300     $     3     $   192,957           -   $       -   1,483,400   $   148,192

Alya Systems Inc. shares
   exchanged for Company's        5,427,300         540               3           -           -           -             -
   shares (NOTE 8(a))

Rights/options granted                    -           -               -           -           -   1,328,000       317,500
   (NOTE 8(b))

Rights/options exercised          2,131,400         213         381,407           -           -  (2,131,400)     (148,192)
   (NOTE 8(b))

Shares issued for cash or
   services (NOTE 8(c))           1,675,915         168       1,015,168           -           -           -             -

Debentures converted and          1,600,002         160       1,126,340           -           -           -             -
   issued (NOTE 8(d))

Warrants issued and
   beneficial conversion
   feature granted                        -           -               -     200,000      25,000           -             -
   (NOTE 8(e))

Translation adjustment                    -           -               -           -           -           -             -

Net loss for period                       -           -               -           -           -           -             -
                                 -----------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1997      10,834,917     $  1084     $ 2,715,875     200,000   $  25,000     680,000       317,500
                                 -----------------------------------------------------------------------------------------
                                 -----------------------------------------------------------------------------------------


                                 RECEIVABLE FOR
                                  SALE OF STOCK    TRANSLATION     ACCUMULATED
                                   (NOTE 8(d))     ADJUSTMENTS       DEFICIT          TOTAL
                                 --------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1996              -                -     $  (893,026)     $  (551,874)

Alya Systems Inc. shares
   exchanged for Company's               -                -               -              543
   shares (NOTE 8(a))

Rights/options granted                   -                -               -          317,500
   (NOTE 8(b))

Rights/options exercised                 -                -               -          233,428
   (NOTE 8(b))

Shares issued for cash or
   services (NOTE 8(c))                  -                -               -        1,015,336

Debentures converted and           (90,000)               -               -        1,036,500
   issued (NOTE 8(d))

Warrants issued and
   beneficial conversion
   feature granted                       -                -               -           25,000
   (NOTE 8(e))

Translation adjustment                   -            9,545               -            9,545

Net loss for period                      -                -      (2,557,840)      (2,557,840)
                                 --------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1997    $   (90,000)       $   9,545     $(3,450,866)     $  (471,862)
                                 --------------------------------------------------------------
                                 --------------------------------------------------------------

ALYA INTERNATIONAL INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY
For the year ended September 30, 1998 and 1997
(EXPRESSED IN U.S. DOLLARS)

                                                 COMMON SHARES                   PREFERRED SHARES
                                           ----------------------------------------------------------
                                                                                                          ADDITIONAL
                                                                                                           PAID-IN
                                            NUMBER           AMOUNT            NUMBER        AMOUNT        CAPITAL
                                           -------------------------------------------------------------------------
BALANCE,
SEPTEMBER 30, 1997                         10,834,917     $     1,084               -       $       -     $ 2,715,875

Sale of shares with attached warrants
(NOTE 8(E))
                                              145,032              15               -               -          89,905

Expiry of warrants (NOTE 8(E))                      -               -               -               -          25,000

Conversion of debenture to
shares (NOTE 7)                               133,333              13               -               -          69,988

Sale of Units (NOTE 8(C))                     400,000              40         400,000              40         299,920

Sale of shares (NOTE 8(C))                  2,249,695             225               -               -       1,315,591

Collection of share subscription
receivable (NOTE 8(D))                              -               -               -               -               -

Forfeiture of Options                               -               -               -               -         277,500
(NOTE 8(B))

Granting of Options                                 -               -               -               -               -
(NOTE 8(B))

Exercising of Options                           7,500               1               -               -           5,624
(NOTE 8(B))

Translation Adjustment                              -               -               -               -               -

Net loss for the year                               -               -               -               -               -
                                           --------------------------------------------------------------------------
BALANCE,
SEPTEMBER 30, 1998                         13,770,477     $     1,378         400,000     $        40     $ 4,799,403
                                           --------------------------------------------------------------------------
                                           --------------------------------------------------------------------------



                                                       WARRANTS                            OPTIONS
                                                ------------------------------------------------------------
                                                                                                                     SHARE
                                                                                                                  SUBSCRIPTION
                                                  NUMBER         AMOUNT             NUMBER         AMOUNT          RECEIVABLE
                                                ------------------------------------------------------------------------------
BALANCE,
SEPTEMBER 30, 1997                                200,000      $    25,000          680,000      $   317,500      $   (90,000)

Sale of shares with attached warrants
(NOTE 8(E))
                                                  145,032           18,854                -                -                -

Expiry of warrants (NOTE 8(E))                   (100,000)         (25,000)               -                -                -

Conversion of debenture to
shares (NOTE 7)                                         -                -                -                -                -

Sale of Units (NOTE 8(C))                               -                -                -                -                -

Sale of shares (NOTE 8(C))                              -                -                -                -          (65,700)

Collection of share subscription
receivable (NOTE 8(D))                                  -                -                -                -           90,000

Forfeiture of Options                                   -                -         (570,000)        (292,500)               -
(NOTE 8(B))

Granting of Options                                     -                -          906,000           28,300                -
(NOTE 8(B))

Exercising of Options                                   -                -           (7,500)          (1,875)               -
(NOTE 8(B))

Translation Adjustment                                  -                -                -                -                -

Net loss for the year                                   -                -                -                -                -
                                          --------------------------------------------------------------------------------------
BALANCE,
SEPTEMBER 30, 1998                                245,032      $    18,854        1,008,500      $    51,425      $   (65,700)
                                          --------------------------------------------------------------------------------------
                                          --------------------------------------------------------------------------------------



                                             TRANSLATION     ACCUMULATED
                                              ADJUSTMENT       DEFICIT            TOTAL
                                             --------------------------------------------
BALANCE,
SEPTEMBER 30, 1997                            $     9,545     $(3,450,866)     $  (471,862)

Sale of shares with attached warrants
(NOTE 8(E))
                                                        -               -          108,774

Expiry of warrants (NOTE 8(E))                          -               -                -

Conversion of debenture to
shares (NOTE 7)                                         -               -           70,001

Sale of Units (NOTE 8(C))                               -               -          300,000

Sale of shares (NOTE 8(C))                              -               -        1,250,116

Collection of share subscription
receivable (NOTE 8(D))                                  -               -           90,000

Forfeiture of Options                                   -               -          (15,000)
(NOTE 8(B))

Granting of Options                                     -               -           28,300
(NOTE 8(B))

Exercising of Options                                   -               -            3,750
(NOTE 8(B))

Translation Adjustment                             51,308               -           51,308

Net loss for the year                                   -      (2,223,461)      (2,223,461)
                                          ------------------------------------------------
BALANCE,
SEPTEMBER 30, 1998                            $    60,853     $(5,674,327)     $  (808,074)
                                          ------------------------------------------------
                                          ------------------------------------------------




        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

ALYA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN U.S. DOLLARS)


                                                                  YEAR ENDED           Year ended
                                                                 SEPTEMBER 30         September 30
                                                                     1998                 1997
                                                                 ---------------------------------
CASH PROVIDED BY (USED FOR)
OPERATIONS
   Loss for year                                                 $(2,223,461)          $(2,557,840)
   Adjustments to reconcile net loss to net cash used
     in operating activities
      - Amortization of capital assets                                67,658                77,037
      - Options and stock issued for services                        364,400               931,500
   Changes in non-cash working capital
      Accounts receivable                                             25,193               (94,823)
      Inventories                                                     (4,485)              (12,250)
      Prepaid expenses and other assets                              (38,503)               16,973
      Accounts payable                                              (210,085)              449,290
                                                                 ---------------------------------
Net cash used in operating activities                             (2,019,283)           (1,190,113)

FINANCING ACTIVITIES
   Issuance of common stock                                        1,397,686             1,047,807
   Advances on sales of software rights                            1,289,655
   Commissions on sale of software rights                           (565,517)                    -
   Warrants                                                           18,854                     -
   Change in operating line of credit                                (21,600)               21,600
   Convertible debt                                                        -                72,000
   Due to related parties                                            (30,758)               48,418
   Other short term debt                                              10,965                44,305
                                                                 ---------------------------------
Net cash provided by financing activities                          2,099,285             1,234,130

INVESTING ACTIVITIES
   Purchase of capital assets                                        (21,098)              (73,822)
                                                                 ---------------------------------
INCREASE (DECREASE) IN CASH ON HAND                                   58,904               (29,805)

EXCHANGE EFFECT ON CASH                                                9,062                12,991

CASH ON HAND, BEGINNING OF PERIOD                                      6,802                23,616
                                                                 ---------------------------------
CASH ON HAND, END OF PERIOD                                      $    74,768           $     6,802
                                                                 ---------------------------------
                                                                 ---------------------------------
Supplemental cash flow disclosures:
   Interest paid                                                 $     1,031           $     1,870

Supplemental schedule of non-cash financing activities:
   Debt converted to common stock                                $    70,001           $   649,000


The accompanying notes are an integral part of these financial statements.

ALYA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1998 AND 1997
(EXPRESSED IN U.S. DOLLARS)


1       BASIS OF PRESENTATION AND REORGANIZATION

        Alya International Inc. (the "Company") is a Delaware Corporation incorporated on September 23, 1996. The Company develops and markets a platform for building and industrial process control applications. The platform's preliminary applications are Security Management Systems. The Company sells its software and hardware products and provides installation, consulting and maintenance services.

        On March 18, 1997, the Company acquired all 300 common shares of the issued share capital of Alya Systems Inc. The founding shareholders of Alya Systems Inc. then subscribed for 5,427,300 shares of the Company (Note 8). This transaction was accounted for as a recapitalization and change of incorporation of Alya Systems Inc. Accordingly, the shares issued to the shareholders were effectively treated as a share split of the original shares issued to the founding shareholders of Alya Systems Inc.

        The consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company incurred losses of $2,223,461 for the year ended September 30, 1998 (1997 - $2,557,040). As at September 30, 1998, the Company also has a working capital deficiency of $175,405 and a shareholders' deficiency of $808,074.

        The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability. The Company has arranged for additional financing through the sales of its software rights subsequent to year end as described in Note 12. The Company is also seeking additional financing, but has no firm commitments.

        During the year, the Company ceased being a development stage company and commenced active marketing and sales of security management systems.


2       SIGNIFICANT ACCOUNTING POLICIES

        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

        BASIS OF CONSOLIDATION
        These consolidated financial statements of the Company include the accounts of its wholly-owned subsidiary, Alya Systems Inc.

        INVENTORY
        Inventory, comprising component parts, is valued at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

        CAPITAL ASSETS
        Capital assets are stated at net book value and are amortized over their estimated useful lives at the following rates:

        Automobile                                   straight line over 3 years
        Furniture and fixtures                       straight line over 5 years
        Computer equipment                           straight line over 2 years
        Leasehold improvements                       straight line over 5 years

        One half the normal rate of amortization is taken in the year of acquisition.

        RESEARCH AND DEVELOPMENT COSTS
        Research and development costs are expensed as they are incurred.

        REVENUE RECOGNITION
        Revenues from installations and services are recognized as performed using the percentage-of-completion method based on costs incurred to date compared to total estimated costs at completion. Revenue from security systems is recognized upon transfer of risks and rewards of ownership.

        FOREIGN CURRENCY TRANSLATION
        The Canadian dollar is the Company's functional currency, however, the Company reports in US dollars. The Company's financial statements have been translated as follows:

        -  assets and liabilities at year end rates;
        -  revenue and expense items at the average rates for the period;
        -  equity at historical rates.

        The net effect of the foreign currency translation is included in cumulative translation adjustments in shareholders' deficiency.

        LOSS PER COMMON SHARE
        Loss per common share is calculated on the basis of the weighted average number of shares outstanding after giving effect to the recapitalization on a retroactive basis during the year. The effect of potential issues of shares under warrant arrangements and share option agreements has not been disclosed because they are antidilutive.

        CONCENTRATION OF CREDIT RISK
        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable. As at September 30, 1998, one customer accounted for 72% of accounts receivable. The Company performs credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Company has determined that an allowance for doubtful accounts on its receivables is not currently required.

        INCOME TAXES
        Deferred income taxes have been recorded for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts using enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances reduce deferred tax assets to the amount expected to be realized.

        ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
        In 1997, the Financial Accounting Standards Board issued Statement Number 131 on Disclosures About Segments of an Enterprise and Related Information which is effective for fiscal years commencing after December 15, 1997. The Company has only one operating segment and other segmented information is disclosed in Note 9.

        USE OF ESTIMATES
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates.


3       PREPAID EXPENSES AND OTHER ASSETS

                                                                            1998              1997
                                                                        ------------------------------
        Employee advances                                               $     14,998      $      9,500
        Goods and services tax receivable                                     27,265            12,121
        Prepaid expenses                                                      19,386             1,525
                                                                        ------------------------------
                                                                        $     61,649      $     23,146
                                                                        ------------------------------
                                                                        ------------------------------

4       CAPITAL ASSETS

                                                                                                  1998
                                                                         ACCUMULATED
                                                            COST         AMORTIZATION          NET
                                                      ------------------------------------------------
        Automobile                                    $     9,147             4,573       $    4,574
        Furniture and fixtures                             23,449             8,836           14,613
        Computer equipment                                156,330           135,765           20,565
        Leasehold improvements                             28,656            12,385           16,271
                                                      ------------------------------------------------
                                                      $   217,582           161,559       $   56,023
                                                      ------------------------------------------------
                                                      ------------------------------------------------

                                                                                                  1997
                                                                         ACCUMULATED
                                                            COST         AMORTIZATION          NET
                                                      ------------------------------------------------
        Automobile                                    $    10,124             2,386      $     7,738
        Furniture and fixtures                             19,332             5,290           14,042
        Computer equipment                                163,596            92,550           71,046
        Leasehold improvements                             27,773             7,817           19,956
                                                      ------------------------------------------------
                                                      $   220,825           108,043      $   112,782
                                                      ------------------------------------------------
                                                      ------------------------------------------------

5       ACCOUNTS PAYABLE

                                                                 1998              1997
                                                           --------------------------------
        Employee and payroll taxes                         $     41,041      $    126,889
        Trade accounts payable                                   93,257            90,124
        Consulting services                                      24,527           161,859
        Other accrued items                                      10,862            17,400
        Vacation accrual                                         40,716            24,600
        Deposit by customer                                      65,327                 -
        Legal and accounting                                     28,446            93,389
                                                           --------------------------------
                                                           $    304,176      $    514,261
                                                           --------------------------------
                                                           --------------------------------

6       SHORT TERM DEBT

        OPERATING LINE OF CREDIT
        During the year ended September 30, 1998, the Company's subsidiary had a $21,600 revolving demand line of credit, bearing interest at a rate of Canadian prime plus 1.5%. The line of credit was secured by a general security agreement covering all assets of the Company's subsidiary, and by a guarantee from the majority shareholder. The loan was fully repaid during the year and the line of credit was cancelled. The effective rate of interest for 1998 was 7.4% (1997 - 6.25%).

        OTHER SHORT TERM DEBT
        At September 30, 1998, the Company had other short term debt of $55,270, due on demand, with interest at prime plus 1%. The effective rate of interest for 1998 was 8.25%.

        At September 30,1997, the Company owed $44,305 to three parties. Two of the loans totalling $21,265 were non-interest bearing and due on demand. The other loan, which was guaranteed by the majority shareholder, was repayable on demand, with interest at 15% per annum. All of the loans were paid during the year ended September 30, 1998.

7       CONVERTIBLE DEBT

                                                                                    1998             1997
                                                                                -----------------------------
        Convertible subordinated debentures due May 1, 1998                     $        -       $   72,000

        During the year, the non-interest bearing convertible subordinated debentures were converted to 133,333 common shares at $0.542 per share. As the fair value of the shares on the date the debenture was issued was $0.75 per share, the excess of fair value over cash consideration of $27,500 was recorded as interest expense in the year ended September 30, 1997 (Note 8 (d)).

8       SHARE CAPITAL

                                                                        1998              1997
                                                                   ---------------------------------
        AUTHORIZED
          50,000,000 common shares with a par
             value of $0.0001 per share
          10,000,000 preferred shares with a par
             value of $0.0001 per share
        ISSUED
          13,770,477 common shares (1997 - 10,834,517)              $    1,378        $    1,084
          400,000 preferred shares (1997 - nil)                             40                 -
                                                                   ---------------------------------
                                                                    $    1,418        $    1,084
                                                                   ---------------------------------
                                                                   ---------------------------------

       (a)    REORGANIZATION
              In September 1995, Alya Systems Inc., a British Columbia company, was incorporated by the issuance of 300 shares for an aggregate consideration of $3. On September 23, 1996, the Company was incorporated for the purpose of acquiring the shares of Alya Systems Inc. On March 18, 1997, the Company acquired the shares of Alya Systems Inc. at their stated value of $3 and issued to the shareholders of Alya Systems 5,427,300 shares at the par value of $0.0001 per share. This transaction was accounted for as a recapitalization and change of incorporation of Alya Systems Inc. Accordingly, the shares issued to the shareholders were effectively treated as a share split of the original shares issued to the founding shareholders of Alya Systems Inc.

       (b)    OPTIONS AND RIGHTS
              Under the Company's current stock option plan, the Board of Directors may grant incentive stock options to purchase shares of the Company's common stock, to a maximum of 10% of the common shares outstanding as at the previous fiscal year end. These options may only be granted to employees, officers, consultants and directors of the Company or its subsidiaries, at prices not less than fair market value at the date of grant.

              The Board of Directors also has the authority to set exercise dates, payment terms and other provisions for each grant. In addition, incentive options may be granted to persons owning more than 10% of the voting power of all classes of stock, at a price no lower than 110% of the fair market value at the date of grant, as determined by the Board of Directors.

              The Stock Option Plan Committee (comprised of two board members) will determine vesting provisions for each option. Options provided to employees, officers and directors are accounted for in accordance with the provisions of Accounting Principals Board Opinon No. 25. Options issued to consultants and other business contacts are accounted for in accordance with Financial Accounting Standards Board Statement No. 123.

              The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the years ended September 30, 1998 and 1997: a risk-free interest rate of 5.5% and an expected life of 5 years.

                                                                                   WEIGHTED
                                                                   WEIGHTED        AVERAGE
                                                                   AVERAGE        FAIR VALUE
                                                     NUMBER        EXERCISE        OF OPTION      ACCRUED
                                                   OF OPTIONS      PRICE PER       AT GRANT     COMPENSATION
                                                     GRANTED         SHARE           DATE         EXPENSE
                                                 ------------------------------------------------------------
Balance - September 30, 1996                         1,483,400        0.0001

Granted in 1997                                      1,328,000        0.45           0.35           317,500

Exercised in 1997                                   (2,131,400)       0.11

Compensation expense recorded                                                                      (317,500)
                                                 ------------------------------------------------------------

Balance - September 30, 1997                           680,000        0.54                                -

Granted at market value                                671,000        0.56           0.42            28,300
Granted at above market value                          135,000        0.63           0.43                 -
Granted at below market value                          100,000        0.62           0.47      subsequently
                                                                                                  cancelled

Exercised in 1998                                       (7,500)       0.50

Forfeited in 1998                                     (570,000)       0.54                          (15,000)

Compensation expense recorded                                                                        13,300
                                                 ------------------------------------------------------------

Balance - September 30, 1998                         1,008,500        0.57                                -
                                                 ------------------------------------------------------------
                                                 ------------------------------------------------------------

        At September 30, 1998, the options outstanding relating to the prior year end have exercise prices ranging from $0.50 - $0.55, a weighted average exercise price of $0.54 and a weighted average remaining contractual life of 3.75 years.

        The weighted average exercise price of grants for 1998 was $0.58.

        PRO FORMA STOCK-BASED COMPENSATION
        The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee stock-based compensation. Had compensation cost for the Company's employee stock-based compensation been determined based on the fair value at the grant dates consistent with the method of Financial Accounting Standards Board Statement No. 123, the Company's net loss would have been as follows:


                                                                                   1998             1997
                                                                             --------------------------------
        Net loss
          As reported                                                         $   2,223,461    $  2,557,840
          Pro forma                                                               2,533,281       2,701,060
        Net loss per share
          As reported                                                         $      (0.19)    $   (0.32)
          Pro forma                                                                  (0.22)        (0.33)
                                                                             --------------------------------
                                                                             --------------------------------

       (C)    SHARES ISSUED FOR CASH OR SERVICES

                                        NUMBER           PRICE                             INVESTOR
                                      OF SHARES        PER SHARE      AGGREGATE            RELATIONS       CONSIDERATION
                                                                                             FEES
                                    ---------------------------------------------   ---------------------------------------
        March 21, 1997                  750,000   $      0.542   $      406,500      $      381,500   Cash and services
        March 28, 1997                  411,049          0.542          222,686                   -   Cash
        April to September 1997         414,866          0.750          311,150                   -   Cash
        August 12, 1997                 100,000          0.750           75,000                   -   Cash
                                    -------------                ----------------    ---------------
        At September 30, 1997         1,675,915                  $    1,015,336      $      381,500
                                    -------------                ----------------    ---------------
        October 7, 1997                 145,032          0.62    $       89,920      $            -   Cash
        January 1, 1998                 400,000          0.75           300,000                   -   Cash
        April 13, 1998                  250,000          0.40           115,000              15,000   Cash
        April 14, 1998                  920,000          0.50           460,000                   -   Cash and services
        July 9, 1998                    100,000          0.30            89,000              59,000   Cash
        July 23, 1998                   350,000          0.40           231,000              91,000   Cash
        July 24, 1998                    90,000          0.36            63,000              30,600   Cash and services
        August 27, 1998                 200,000          0.40           154,000              74,000   Cash
        September 29, 1998              339,695          0.60           203,816                   -   Cash
                                    -------------                ----------------    ---------------
        At September 30, 1998         2,794,727                  $    1,705,736      $      269,600
                                    -------------                ----------------    ---------------
                                    -------------                ----------------    ---------------

        On March 21, 1997, the Company issued 750,000 shares to a third party for investor relations services performed. The shares were issued for cash consideration of $0.033 per share totalling $25,000. The shares were attributed a fair value of $0.542 per share and $406,500 in aggregate. The excess of fair value over cash consideration received, amounting to $381,500, was recorded in the 1997 consolidated statement of operations as an investor relations fee, included in general and administrative expenses.

        The excess of fair value over the cash consideration received for certain share issuances in 1998 totalled $269,600 and has been recorded in the consolidated statement of operations as an investor relations fee, included in general and administrative expenses. As of September 30, 1998, the Company was owed $65,700 relating to share issuances during the year. Subsequent to the year end, the Company received cash and other consideration to settle the outstanding receivable.

        In January 1998, the Company issued 400,000 units to a third party for $0.75. Each unit consisted of one common share with an assigned value of $0.75 and one preferred share with an assigned value of $0.0001. The market value of the common shares on the issue date was $0.44. The cash consideration received in excess of the amount for common shares and $40 for preferred shares has been recorded in the consolidated statement of operations as additional paid-in capital.

       (d)    DEBENTURES CONVERTED

                                        NUMBER         PRICE
                DATE                  OF SHARES      PER SHARE       AGGREGATE                 CONSIDERATION
                                     ----------------------------------------------------------------------------------
           March 31, 1997             1,000,002   $      0.65    $      649,000   Repayment of convertible advances

           July 21, 1997                300,000          0.75           225,000   Repayment of debt of $125,000,
                                                                                  interest expense of $100,000

           July 30, 1997                300,000          0.75           225,000   Repayment of loan of $30,000,
                                                                                  receivable of $90,000, interest
                                                                                  expense of $105,000
                                     -----------                 ---------------
           September 30, 1997         1,600,002                  $    1,099,000
                                     -----------                 ---------------

                                                                                  Converted to common shares
           September 30, 1998           133,333   $      0.542   $       70,001   (NOTE 7)

        On July 30, 1997, the Company issued 300,000 shares to two individuals at $0.40 per share, payable in two instalments. The first instalment of $0.10 per share was payable upon acceptance of subscription and was applied against a loan received from the individual. The second instalment of $0.30 per share was payable upon the sale of the shares at any time within a year of being issued. In the event that the shares were not sold within the first year, the agreement could be extended by all parties upon acceptable terms. The subscription receivable of $0.30 per share was non-interest bearing and unsecured and was paid in full in 1998. The fair value of the Company's shares as at July 30, 1997 was determined to be $0.75 per share. Accordingly, interest expense of $0.35 per share, amounting to $105,000 was charged in the 1997 consolidated statement of operations.

       (e)    WARRANTS
              The Company issued the following warrants:


                                                         NUMBER OF                                 EXPIRY
                                                          WARRANTS      EXERCISE PRICE              DATE
                                                       ------------------------------------------------------------
              June 2, 1997                                 100,000        $        0.50        December 31, 1997

              August 11, 1997                              100,000                 2.00        August 12, 2002
                                                       -------------------------------------
              At September 30, 1997                        200,000        $        1.25
                                                       -------------------------------------
              October 7, 1997                              145,032        $        2.00        October 7, 1999

              Expired -  December 1997                    (100,000)                0.50
                                                       -------------------------------------
              At September 30, 1998                        245,032        $        2.00
                                                       -------------------------------------
                                                       -------------------------------------

        In June 1997 the Company issued $150,000 of debentures convertible into common shares at $0.50 per share when the fair value of the common shares was $0.75. The issue also included 100,000 detachable warrants with an exercise price of $0.50 per share and an expiry date of December 31, 1997. The warrants were attributed a fair value of $0.25 each and $25,000 in aggregate. The warrants were not exercised and have expired. The 1997 consolidated statement of operations included interest expense of $100,000 representing the excess of fair value over conversion price (excluding the fair value of the warrants) at the date of issue of the debentures. The fair value of the remaining warrants at issue date was nominal.

        On October 7, 1997, 145,032 shares with detachable warrants were issued for $0.75 per share. The fair value of the shares on that date was $0.62.

9       GEOGRAPHIC INFORMATION

        Sales revenues were generated by customers located in the following geographic regions:

                                                          1998              1997
                                                        (000's)           (000's)
                                                   --------------------------------
        Canada                                      $       144       $       107
        Slovakia                                            124                 2
        Norway                                               36                 -
        United States                                        13                 2
        Other foreign countries                               7                 -
                                                   --------------------------------
                                                    $       324       $       111
                                                   --------------------------------
                                                   --------------------------------

       During the year ended September 30, 1998, revenues to one customer located in Slovakia represented 36% (1997 - nil) of total sales (Note 12) and revenues to one customer in Canada accounted for 20% (1997 nil) of total sales.

        Capital assets of the Company are located in Canada.


10      COMMITMENTS

        The Company has the following annual commitments under the terms of office and equipment leases:

          1999                             $     98,946
          2000                                   39,287
          2001                                   15,340
                                        ---------------
                                           $    153,573
                                        ---------------
                                        ---------------

        Office lease payments for the year ended September 30, 1998 of $30,930 (1997 - $20,440) and equipment lease payments of $25,098 (1997 - $8,723)
        were included in general and administrative costs.

11      SOFTWARE RIGHTS

        During the year, the Company completed a series of transactions with third parties (the owners) by which the Company sold the U.S. and Canadian rights, title and interest in its O.P.E.N. Centrix security management application software for net cash consideration of CDN$1,050,000 (after finders fees of CDN $820,000) and notes receivable of CDN$15,130,000. The notes are due in 2007 and bear interest at 6% per annum. The notes are collateralized by the technology and future payment of the notes and non-compounded interest thereon is wholly dependent upon future sales of the software.

        The Company and the owners also entered into "Management and Marketing Agreements". The agreements expire in 2007 and may be extended for two additional two year terms. The extension will be automatic and the Company or the owners can terminate the agreements during any extension with 90 days' notice to the other party.

        Under the terms of the Management and Marketing Agreements, the Company is appointed the sole and exclusive agent responsible for marketing and selling the software, delivering and installing the software, providing customer support including training and consulting, and providing necessary maintenance and enhancements. The Company is required to maintain adequate insurance related to these activities. The Company is entitled to a management fee on an annual basis equal to 55% of net revenues (net sales of the software less costs of selling, marketing, general and administrative expenses, costs of enhancements, and the management fee) for U.S. sales and 45% of net revenues for Canadian sales.

        The amount of net revenues is to be distributed annually in the following order of priority: to pay the accrued and unpaid interest on the notes to the Company; and to pay to the owners of the software annual Owner's Returns of CDN$500,000 including any cumulative unpaid annual return from prior years. Any remainder will be distributed annually in the following order: 45% to the owners to be used to pay the principal on the notes; and 55% as a return to the owners.

        The Company has the right to use, modify, market, distribute and sell the rights to use the software with products or services that are not competitive with the software. The owners will have the exclusive rights to any modifications that constitute an enhancement. The Company may obtain all rights to the software at the end of the initial term of the agreements or extensions of such agreements. Upon any early termination due to certain limited circumstances, the Company has the right to acquire the software for an amount being CDN$4,800,000 less the cumulative amount of Owner's Returns paid to the owners during the period to termination plus the outstanding principal value of the notes. In the event the owners wish to sell the software rights, the Company has the right of first refusal to acquire the rights at the same purchase price and terms as the owners are prepared to sell the assets.

        The net cash received by the Company has been accounted for under the provisions of the "Emerging Issues Task Force, 88-18. Sales of Future Revenues" (EITF 88-18) and been recorded as "Advances on Sale of Software rights" in these financial statements. These advances will be recorded in income over a 10 year period based on the percentage of revenue received in each year to total estimated revenue over the 10 year period for each agreement. No amounts have been recorded as revenue in the year ended September 30, 1998. There is no reasonable assurance that the owners fees and net revenue allocated to the owners will be sufficient to service the notes receivable principal and interest payments due to the Company and as such the notes have not been recorded.

12      SUBSEQUENT EVENTS

        CAPITAL STOCK
        Subsequent to the end of the year, the Company issued a total of 490,617 shares at prices ranging from $0.45 to $0.60 each, for total cash consideration of $283,300.

        RELATED PARTY TRANSACTIONS
        Subsequent to the year end, the Company advanced a total of $23,000 to its majority shareholder. The advances were interest free with no stated terms of repayment. The advance was fully repaid.

        In December 1998, the Company elected a new director, who is the owner of a major customer of the Company. During the year ended September 30, 1998, total sales to this customer totalled $120,000 of which $51,382 was receivable by the Company at year end.

        SOFTWARE RIGHTS
        Subsequent to the year end, the Company entered into a series of agreements with a third party (the owner) by which the Company sold the European rights, title and interest in its O.P.E.N. Centrix security management application software to the owner for CDN $500,000 and future payments totalling CDN $29,875,000. The future payments are wholly dependent upon future sales of the software. The technology and the shares of the owner's company collateralize the payments.

        The Company and the owner entered into a "Management and Marketing Agreement" dated December 30, 1998. The agreement expires December 30, 2008 and may be extended for two additional two year terms. The extension of the term will be automatic and the Company or the owner can terminate the agreement during any extension with 90 days notice to the other party.

        Under the terms of the Management and Marketing Agreement, the Company is appointed the sole and exclusive agent responsible for marketing and selling the software, delivering and installing the software, providing customer support including training and consulting, and providing necessary maintenance and enhancements. The Company is required to maintain adequate insurance related to these activities. The Company is entitled to a management fee on an annual basis equal to 55% of net revenues (net sales of the software less costs of selling, marketing, general and administrative expenses, and costs of enhancements).

        The amount of net revenues is to be distributed annually in the following order of priority: to pay the accrued and unpaid annual fee due to the Company; and to pay the owners of the software an annual Owner's Return of CDN $500,000, including any cumulative unpaid annual return from prior years. Any remainder will be distributed annually to the owners.

        The Company has a right to use, modify, market, distribute and sell the rights to use the software with products or services that are not competitive with the software. The owner will have the exclusive rights to any modifications that constitute an enhancement. The Company may obtain all rights to the software at the end of the initial term of the agreement or extensions of such agreement. Upon any early termination due to certain limited circumstances, the Company has the right to acquire the software for an amount being CDN $5,000,000 less the cumulative amount of Owner's Return paid to the owner during the period to termination. In the event that the owner wishes to sell the software rights, the Company has the right of first refusal to acquire the rights at the same purchase price and terms as the owner is prepared to sell the assets.

13      INCOME TAXES

        Alya and its subsidiary have estimated net-operating loss carry-forwards as follows:

               United States                $2,066,000 (expiring 2017 and 2018)

        Temporary differences and carryforwards which give rise to significant portions of deferred tax assets and liabilities are as follows:

                                                                    1998             1997
                                                            ----------------------------------
        Deferred tax assets
           Net operating loss carryforward                    $    2,066,000   $   1,378,000
           Software rights                                           740,000         740,000
        Less valuation allowance                                  (2,806,000)     (2,118,000)
                                                            ----------------------------------
                                                              $            -   $           -
                                                            ----------------------------------
                                                            ----------------------------------

        These operating loss carry-forwards are available for offset against future taxable income. Considering the Company's cumulative losses, the Company has provided an allowance of 100% against its deferred tax assets.

        The Company has non-deductible items for tax purposes primarily related to stock based compensation and interest expense for the year ended September 30, 1998 of approximately $400,000 (1997 - $1,000,000). In addition, the Company has included $1,100,000 received on advances on sale of software rights in taxable income for the year.

14      RELATED PARTY TRANSACTIONS

                                                                                     1998             1997
                                                                             ------------------------------------
        Due to shareholders and directors, interest free                        $     40,933      $     71,691
                                                                             ------------------------------------
                                                                             ------------------------------------

        Included in fixed assets is $4,574 (cost of $9,147) in respect of an automobile sold in the year ended September 30, 1997 to the Company by the majority shareholder and director.

        During the year, the majority shareholder loaned the Company $69,000 (1997 - $72,000) without interest and without stated terms of repayment of which $13,721 was included as due to shareholders and directors at September 30, 1998 (1997 - $33,941). The Company also loaned the majority shareholder up to $137,574 without interest or stated terms of repayment, all of which was repaid within the year.

        The Company paid $114,134 during the year ended September 30, 1998 (1997
        - $84,300) for consulting services to companies controlled by directors of the Company of which $27,212 was outstanding at September 30, 1998.

15      FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following table sets out the fair value and carrying values of the Company's financial instruments:

                                                          1998                                   1997
                                      ---------------------------------------------------------------------------
                                              CARRYING               FAIR            CARRYING            FAIR
                                               AMOUNT               VALUE             AMOUNT             VALUE
                                      ---------------------------------------------------------------------------
        Cash                             $     74,768        $     74,768        $      6,802     $      6,802
        Accounts receivable                    71,822              71,822              97,015           97,015
        Accounts payable                      304,176             304,176             514,261          514,261
        Operating line of credit                    -                   -              21,600           21,600
        Convertible debt                            -                   -              72,000           99,500
        Due to related parties                 40,933              40,933              71,691           71,691
        Other short term debt                  55,270              55,270              44,305           44,305
                                      ---------------------------------------------------------------------------
                                         $    546,969        $    546,969        $    827,674     $    855,174
                                      ---------------------------------------------------------------------------
                                      ---------------------------------------------------------------------------

16      COMPARATIVE FIGURES

       Comparative figures have been reclassified where necessary in order to conform with changes in presentation adopted in the current year.

                                    [LOGO]



ALYA INTERNATIONAL, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 1999

Alya International, Inc.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999





NOTICE TO READER


THE COMPANY HAS PREPARED THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR MANAGEMENT AND INTERIM REPORTING PURPOSES ONLY.

READERS ARE CAUTIONED THAT THE FINANCIAL STATEMENTS HAVE NOT BEEN AUDITED, REVIEWED OR OTHERWISE EXAMINED BY EXTERNAL INDEPENDENT ACCOUNTANTS.

ALYA INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 1999
(UNAUDITED)
(EXPRESSED IN US DOLLARS)

                                                     1999               1998
                                                  -----------       ------------
ASSETS

CURRENT ASSETS

  Cash                                             $   13,089       $      2,462
  Accounts receivable                                  55,498             17,789
  Inventories                                          10,565             17,574
  Prepaid expenses and other assets (NOTE 3)           97,951             49,044
                                                  -----------       ------------
                                                      177,103             86,869
CAPITAL ASSETS (NOTE 4)                                42,718             58,642
                                                  -----------       ------------
                                                   $  219,821       $    145,511
                                                  -----------       ------------
                                                  -----------       ------------

LIABILITIES

CURRENT LIABILITIES

  Accounts payable (NOTE 5)                       $   814,631       $    218,044
  Current demand loans (NOTE 6)                       257,180               -
  Due to related parties (NOTE 14)                    287,398             36,826
                                                  -----------       ------------
                                                    1,359,209            254,870
                                                  -----------       ------------
Advances on sale of software rights (NOTE 11)       1,353,180            746,693


SHAREHOLDERS' DEFICIENCY

  Common Shares (NOTE 8)                                1,511              1,269
  Preferred Shares (NOTE 8)                                40                 40
  Additional paid-in capital (NOTE 8)               5,477,880          4,204,071
  Stock options (NOTE 8)                               51,425             25,000
  Share subscription receivable (NOTE 8)                 -              (108,656)
  Warrants (NOTE 8)                                    18,854             18,854
  Accumulated deficit                              (8,038,453)        (5,006,175)
  Accumulated other comprehensive income               (3,825)             9,545
                                                  -----------       ------------
                                                   (2,492,568)          (856,052)
                                                  -----------       ------------
                                                  $   219,821       $    145,511
                                                  -----------       ------------
                                                  -----------       ------------

Going concern (NOTE 1)
Commitments (NOTE 10)
Subsequent events (NOTE 12)

   Approved by the Directors       /s/ Douglas Corbett   /s/ Milan Carnogursky
                                   -------------------   ---------------------
                                         Director              Director


                The accompanying notes are an integral part of
                    these consolidated financial statements.

ALYA INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDING JUNE 30, 1999
(UNAUDITED)
(EXPRESSED IN US DOLLARS)

                                                                       1999              1998
                                                                  --------------     -------------
SALES (NOTE 9)                                                    $      428,760     $     200,952

COST OF SALES                                                            279,911           180,725
                                                                  --------------     -------------

GROSS PROFIT                                                             148,849            20,227

OPERATING EXPENSES
  General and administrative                                           1,286,666           903,735
  Research and development                                               636,775           368,167
  Marketing and sales                                                    588,212           303,634
                                                                  --------------     -------------
                                                                       2,511,653         1,575,536
                                                                  --------------     -------------
LOSS FROM OPERATIONS                                                  (2,362,804)       (1,555,309)

INTEREST EXPENSE                                                           1,322              -
                                                                  --------------     -------------
LOSS FOR THE PERIOD                                               $   (2,364,126)    $  (1,555,309)
                                                                  --------------     -------------
                                                                  --------------     -------------

OTHER COMPREHENSIVE INCOME (EXPENSE):
  Foreign currency translation adjustment                                (64,678)             -
                                                                  --------------     -------------

COMPREHENSIVE INCOME (LOSS)                                       $   (2,428,804)    $  (1,555,309)
                                                                  --------------     -------------
                                                                  --------------     -------------

LOSS PER COMMON SHARE - BASIC AND FULLY DILUTED                   $        (0.17)    $       (0.14)
                                                                  --------------     -------------
                                                                  --------------     -------------

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARE EQUIVALENTS (NOTE 2)                                          14,131,382        11,221,812
                                                                  --------------     -------------
                                                                  --------------     -------------

               The accompanying notes are an integral part of
                  these consolidated financial statements.

ALYA INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDING JUNE 30, 1999
(UNAUDITED)
(EXPRESSED IN US DOLLARS)

                                                                       1999              1998
                                                                  --------------     -------------
CASH PROVIDED BY (USED FOR) OPERATIONS
  Income (loss) for period                                        $   (2,364,126)    $  (1,555,309)
  Adjustments to reconcile net loss to net cash
    used in operating activities
     Amortization of capital assets                                       23,017            73,317
     Gain on disposal of capital assets                                   (3,995)             -
     Options and stock issued for services                                47,642              -
  Changes in non-cash working capital
     Accounts receivable                                                  16,324            79,226
     Inventories                                                           6,170            (5,324)
     Prepaid expenses and other receivables                              (36,302)          (25,898)
     Accounts payable                                                    510,455          (296,217)
                                                                  --------------     -------------

Net cash used in operating activities                                 (1,800,815)       (1,730,205)

FINANCING ACTIVITIES
  Issuance of common and preferred stock, net                            696,668         1,152,265
  Advances on sales of software rights, net                              664,488           746,693
  Warrants                                                                  -               18,854
  Change in operating line of credit                                        -              (21,600)
  Convertible debt                                                          -              (72,000)
  Demand loans                                                           257,180              -
  Due to related parties                                                 246,465           (34,865)
  Other short term debt                                                  (55,270)          (44,305)
                                                                  --------------     -------------

Net cash provided by financing activities                              1,809,531         1,745,042

INVESTING ACTIVITIES
  Proceeds on disposal of capital assets                                   7,001              -
  Purchase of capital assets                                             (11,335)          (19,177)
                                                                  --------------     -------------

Net cash provided by investing activities                                 (4,334)          (19,177)
                                                                  --------------     -------------

DECREASE IN CASH ON HAND                                                   4,382            (4,340)
EXCHANGE EFFECT ON CASH                                                  (66,061)             -

CASH ON HAND, BEGINNING OF PERIOD                                         74,768             6,802
                                                                  --------------     -------------

CASH ON HAND, END OF PERIOD                                       $       13,089     $       2,462
                                                                  --------------     -------------
                                                                  --------------     -------------

Supplemental cash flow disclosures:

  Interest paid                                                   $        1,322     $         770

Supplemental schedule of non-cash financing activities:

  Debt converted to common stock                                            -               72,000

               The accompanying notes are an integral part of
                  these consolidated financial statements.

ALYA INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIENCY
FOR THE NINE MONTHS ENDED JUNE 30, 1999
(Expressed in US dollars)     (Unaudited)


                                       Common shares      Preferred shares  Additional       Warrants
                                    --------------------  ----------------   paid-in    -------------------
                                      Number      Amount   Number   Amount   Capital     Number      Amount
---------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1998         13,770,477   $ 1,378   400,000   $ 40   4,799,403   245,032     $18,854

Sale of shares                       1,331,967       133      -        -      678,477       -          -
(NOTE a(c))

Collection of Share
  subscription receivable                 -          -        -        -         -          -          -

Forfeiture of Options                     -          -        -        -         -          -          -
(NOTE a(b))

Granting of Options                       -          -        -        -         -          -          -
(NOTE a(b))

Translation Adjustment                    -          -        -        -         -          -          -

Net loss for the year                     -          -        -        -         -          -          -
---------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1999              15,102,444   $ 1,511   400,000   $ 40   5,477,880   245,032     $18,854
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------


                                                                        Accumulated
                                           Options          Share          Other
                                    -------------------  subscription  Comprehensive Accumulated
                                      Number     Amount    receivable      Income      deficit        Total
-------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1998         1,008,500   $51,425    $ (65,700)     $ 60,853  $ (5,674,327)  $ (808,074)

Sale of shares                           -         -         (10,005)         -             -         668,605
(NOTE a(c))

Collection of Share
  subscription receivable                -         -          75,705          -             -          75,705

Forfeiture of Options                (182,500)     -            -             -             -            -
(NOTE a(b))

Granting of Options                 1,932,000      -            -             -             -            -
(NOTE a(b))

Translation Adjustment                   -         -            -          (64,678)         -         (64,678)

Net loss for the year                    -         -            -             -       (2,364,126)  (2,364,126)
-------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1999              2,758,000   $51,425    $    -         $ (3,825) $ (8,038,453) $(2,492,568)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


               The accompanying notes are an integral part of
                  these consolidated financial statements.

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US dollars)
-------------------------------------------------------------------------------

1.  BASIS OF PRESENTATION

    Alya International, Inc. (the "Company") is a Delaware Corporation incorporated on September 23, 1996. The Company develops and markets a platform for building and industrial process control applications. The platform's primary applications are Security Management Systems. The Company sells its software and hardware products and provides installation, consulting and maintenance services.

    The interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. As shown in the interim consolidated financial statements, the Company incurred losses of $2,364,126 for the nine months ended June 30, 1999 (1998 - $1,555,309). As at June 30, 1999, the Company also had a working capital deficiency of $1,139,388 and shareholders' deficiency of $2,492,568.

    The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability. The Company has arranged for additional financing through the sales of its shares subsequent to quarter-end as described in Note 12. The Company is also seeking additional financing, but has no firm commitments.

2.  SIGNIFICANT ACCOUNTING POLICIES

    GENERALLY ACCEPTED ACCOUNTING POLICIES

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

    BASIS OF CONSOLIDATION

    These consolidated financial statements of the Company include the accounts of its wholly owned subsidiary, Alya Systems Inc.

    INVENTORY

    Inventory, comprising component parts, is valued at the lower of cost and net realizable value with cost being determined on a first in, first-out basis.

    CAPITAL ASSETS

    Capital assets are stated at net book value and are amortized over their useful lives at the following rates:

        Automobile                         straight line over 3 years
        Furniture and fixtures             straight line over 5 years
        Computer equipment                 straight line over 2 years
        Leasehold improvements             straight line over 5 years

    One half the normal rate of amortization is taken in the year of acquisition.

    RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as they are incurred.

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US Dollars)
------------------------------------------------------------------------------

     REVENUE RECOGNITION
     Revenues from installations and services are recognized as performed using the percentage-of-completion method based on costs incurred to date compared to total estimated costs at completion. Revenue from security systems is recognized upon transfer of the risks and rewards of ownership.

     FOREIGN CURRENCY TRANSLATION
     The Canadian dollar is the Company's functional currency, however, the Company reports in US dollars. The Company's financial statements have been translated as follows:

     -     assets and liabilities at year end rates;
     -     revenue and expense items at the average rates for the period;
     -     equity at historical rates.

     The net effect of the foreign currency translation is included in cumulative translation adjustments in shareholders' deficiency.

     LOSS PER COMMON SHARE
     Loss per common share is calculated on the basis of the weighted average number of shares outstanding after giving effect to the recapitalization on a retroactive basis during the year. The effect of potential issues of shares under warrant arrangements and share option agreements has not been disclosed because they are antidilutive.

     CONCENTRATION OF CREDIT RISK
     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of trade accounts receivable. As at June 30, 1999, one customer accounted for 35% of accounts receivable. The Company performs credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Company has determined that an allowance for doubtful accounts on its receivables is not currently required.

     INCOME TAXES
     Deferred income taxes have been recorded for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts using enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances reduce deferred tax assets to the amount expected to be realized.

     COMPREHENSIVE INCOME
     Effective October 1, 1998, the Company adopted the provisions of Financial Accounting Standards Board ("FAS") No. 130, "Reporting Comprehensive Income." FAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. Through to June 30, 1999, the Company has determined that the only transaction to be reported as comprehensive income is the cumulative translation adjustment, which is already disclosed separately from retained earnings and other components of Shareholders' Equity.

     ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
     In 1998, the Financial Accounting Standards Board issued Statement Number 133, "Accounting for Derivative Instruments and Hedging Activities". Under this new standard, companies will be required to record derivative on the balance sheet as assets or liabilities measured at fair value. This pronouncement is effective for fiscal years beginning after June 15, 2000. The Company intends to incorporate this new pronouncement in its fiscal year

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US Dollars)
------------------------------------------------------------------------------
     ending September 30, 2001. The Company is currently reviewing the standard but has not yet fully determined the impact, if any, it will have on its reported US GAAP financial statements.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates.

3.   PREPAID EXPENSES AND OTHER ASSETS

                                                        1999           1998
                                                        -------------------
     Employee advances                          $ 22,311           $  9,500
     Goods and services tax receivable            51,575             14,097
     Prepaid expenses                             24,065             25,447
                                                ---------------------------
                                                $ 97,951           $ 49,044
                                                ---------------------------

4.   CAPITAL ASSETS

                                   COST     ACCUMULATED         NET        NET
                                           AMORTIZATION        1999       1998
                               -----------------------------------------------
     Automobile                $  9,472    $  7,104        $  2,368   $  5,207
     Furniture and Fixtures      25,738      10,731          15,007     17,310
     Computer equipment         159,445     146,503          12,942     16,440
     Leasehold improvements      29,676      17,275          12,401     19,685
                               -----------------------------------------------
                               $224,331    $181,613        $ 42,718   $ 58,642
                               -----------------------------------------------

5.   ACCOUNTS PAYABLE

                                             June 30, 1999       June 30, 1998
                                             ---------------------------------
     Employee and payroll taxes                  $ 184,117           $  20,059
     Trade accounts payable                        253,165              93,636
     Consulting services                           114,230              32,939
     Other accrued items                            28,573               6,871
     Vacation accrual                              105,086              49,935
     Deposit by customers                           17,817                   -
     Legal and accounting                          111,643              14,604
                                             ---------------------------------
                                                 $ 814,631           $ 218,044
                                             ---------------------------------

6.   SHORT TERM DEBT

     OPERATING LINE OF CREDIT
     During fiscal 1998, the Company's subsidiary had a $21,000 revolving line of credit. It was on demand, bearing interest at a rate of Canadian prime plus 1.5%. The line of credit was secured by a general security agreement covering all assets of the Company's subsidiary, and by a guarantee from the majority shareholder. The loan was fully repaid and cancelled. The effective rate of interest for 1998 was 6.25%.

     OTHER SHORT TERM DEBT
     At September 30, 1998, the Company had other short term debt of $55,270; this loan was due on demand with interest at prime rate plus 1%. It was repaid in the quarter ended March 31, 1999. The effective rate of interest was 7.8%.

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US Dollars)
--------------------------------------------------------------------------------

     CURRENT DEMAND LOANS
     As at June 30, 1999, the Company had borrowed $257,180 from some shareholders of the Company. The funds are due on demand and are non-interest bearing.

 7.  CONVERTIBLE DEBT

     In February of 1998, non-interest bearing convertible subordinated debentures was converted into 133,333 common shares at $0.542 per share.

 8.  SHARE CAPITAL

                                                           1999            1998
                                                           --------------------
     AUTHORIZED
       50,000,000 common shares with a par value
         of $0.0001 per share
       10,000,000 preferred shares with a par value
         of $0.0001 per share

     ISSUED
       15,102,444 common shares (1998: 12,683,282)       $ 1,511         $ 1,269
       400,000 preferred shares (1998: 400,000)               40              40
                                                         -----------------------
                                                         $ 1,551         $ 1,309
                                                         -----------------------

 a)  REORGANIZATION
     In September 1995, Alya Systems Inc., a British Columbia company, was incorporated by the issuance of 300 shares for an aggregate consideration of $3. On September 23, 1996, the Company was incorporated for the purpose of acquiring the shares of Alya Systems Inc. On March 18, 1997, the Company acquired the shares of Alya Systems Inc. at their stated value of $3 and issued to the shareholders of Alya Systems 5,427,300 shares at a par value of $0.0001 per share. This transaction was accounted for as a re-capitalization and change of incorporation of Alya Systems Inc. Accordingly, the shares issued to the shareholders were effectively treated as a share split of the original shares issued to the founding shareholders of Alya Systems Inc.

 b)  OPTIONS AND RIGHTS
     Under the Company's current stock option plan, the Board of Directors may grant incentive stock options to purchase shares of the Company's common stock, to a maximum of 10% of the common shares outstanding as at the previous fiscal year-end. These options may only be granted to employees, officers, consultants and directors of the Company or its subsidiaries, at prices not less than fair market value at the date of grant. In May 1999, the Board of Directors resolved to amend the stock option plan to 20% of the common shares outstanding as at the previous month-end, subject to ratification by the shareholders.

     The Board of Directors also has the authority to set exercise dates, payment terms and other provisions for each grant. In addition, incentive options may be granted to persons owning more than 10% of the voting power of all classes of stock, at a price no lower than 110% of the fair market value at the date of grant, as determined by the Board of Directors.

     The Stock Option Plan Committee (comprised of two board members) will determine vesting provisions for each option. Options provided to employees, officers and directors are accounted for in accordance with the provisions of Accounting Principals Board Opinion No. 25. Options issued to consultants and other business contacts are accounted for in accordance with Financial Accounting Standards Board Statement No. 123.

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US Dollars)
--------------------------------------------------------------------------------
     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the periods reported: a risk-free interest rate of 5.5% and an expected life of 5 years.

                                   NUMBER OF    WEIGHTED     WEIGHTED        ACCRUED
                                     OPTIONS     AVERAGE      AVERAGE   COMPENSATION
                                     GRANTED    EXERCISE         FAIR        EXPENSE
                                               PRICE PER     VALUE OF
                                                   SHARE       OPTION
                                                             AT GRANT
                                                                 DATE
                                  --------------------------------------------------
     Balance -- Sept 30, 1997         680,000     $ 0.54                           -
     Options forfeited               (570,000)      0.54                     (15,000)
                                  --------------------------------------------------
     Balance -- March 31, 1998        110,000                                (15,000)
     Granted -- market value          671,000       0.56       $ 0.42         28,300
        - above market value          135,000       0.63         0.43              -
        - below market value          100,000       0.62         0.47              -
     Exercised in 1998                 (7,500)      0.50
     Compensation exp. recorded                                              (13,300)
                                  --------------------------------------------------
     Balance -- Sept. 30, 1998      1,008,500       0.57                           -
     Options forfeited               (182,500)      0.62                           -
     Granted -- market value        1,782,000       0.43         0.43
        - above market value          150,000       0.47         0.43              -
                                  --------------------------------------------------
     Balance -- June 30, 1999       2,758,000     $ 0.57                           -
                                  --------------------------------------------------

     As at June 30, 1999, the options outstanding have exercise prices ranging from $0.42 to $0.69, a weighted average exercise price of $0.47 (1998 - $0.50), and a weighted average remaining contractual life of
     4.35 years (1998 - 3.17 years).

 c)  SHARES ISSUED FOR CASH AND SERVICES

                                  Number of   Price per                  General &
                                     Shares       Share   Aggregate    Admin. Exp.   Consideration
                                  ---------------------------------------------------------------
     October 7, 1997                 145,032      $0.62   $   89,920   $    -        Cash
     January 1, 1998                 400,000      $0.75      300,000        -        Cash
                                  ---------------------------------------------------------------
        At March 31, 1998            545,032              $  389,920   $    -
                                  ---------------------------------------------------------------
     April 13, 1998                  250,000      $0.40   $  115,000   $   15,000    Cash
     April 14, 1998                  920,000      $0.50      460,000        -        Cash/Services
     July 9, 1998                    100,000      $0.30       89,000       59,000    Cash
     July 23, 1998                   350,000      $0.40      231,000       91,000    Cash
     July 24, 1998                    90,000      $0.36       63,000       30,600    Cash/Services
     August 27, 1998                 200,000      $0.40      154,000       74,000    Cash
     September 29, 1998              339,695      $0.60      203,816        -        Cash
                                  ---------------------------------------------------------------
        At Sept. 30, 1998          2,249,695              $1,315,816   $  269,600
                                  ---------------------------------------------------------------
     October 30, 1998                 74,000      $0.45   $   40,700   $    7,400    Cash
     November 12, 1998               416,617      $0.60      249,970        -        Cash
     January 30, 1999                200,000      $0.45       90,000        -        Cash/Services
     March 17, 1999                  140,000      $0.41       57,400        -        Cash/Services
     April 16, 1999                  101,350      $0.40       40,540        -        Cash
     May 6, 1999                     400,000      $0.50      200,000        -        Cash
                                  ---------------------------------------------------------------
        At June 30, 1999           1,331,967              $  678,610   $    7,400
                                  ---------------------------------------------------------------

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1999 AND 1998
(EXPRESSED IN US DOLLARS)
-------------------------------------------------------------------------------
     The excess of fair value over the cash consideration received for certain share issuance in the nine months ended June 30, 1999 totalled $7,400 and has been recorded in the interim consolidated statement of operations as an investor relations fee, included in general and administrative expenses.

     In January 1998, the Company issued 400,000 units to a third party for $0.75. Each unit consisted of one common share with an assigned value of $0.75 and one preferred share with an assigned value of $0.0001. The market value of the common shares on the issue date was $0.44. The cash consideration received in excess of the amount for common shares and $40 for preferred shares has been recorded in the consolidated statement of operations as additional paid-in capital.

d)   DEBENTURES CONVERTED

                        NUMBER     PRICE PER
                     OF SHARES         SHARE      AGGREGATE                  CONSIDERATION
                   -------------------------------------------------------------------------
February 28, 1998      133,333      $  0.542        $70,001     Converted to common shares
                                                                (NOTE 7)
                   -------------------------------------------------------------------------

e)   WARRANTS

     The Company has issued the following warrants:


                                NUMBER     EXERCISE
                                    OF        PRICE        EXPIRY DATE
                              WARRANTS
                           ----------------------------------------------------
August 11, 1997                100,000        $2.00        August 12, 2002
October 7, 1997                145,032        $2.00        October 7, 1999
                           ------------
March 31, 1999 & 1998          245,032
                           ------------

     On October 7, 1997, 145,032 shares with detachable warrants were issued for $0.75 per share. Fair value of the shares on that date was $0.62.

9.   GEOGRAPHIC INFORMATION

     Sales revenues were generated by customers located in the following geographic regions:


                                                  1999                  1998
                                             --------------------------------
     United States                            $ 156,834            $   7,364
     Canada                                      26,569              121,827
     Slovakia                                   207,434               61,197
     Norway                                      20,837                7,021
     Other Foreign countries                     17,086                3,543
                                              ------------------------------
                                              $ 428,760            $ 200,952
                                              ------------------------------

     During the nine months ended June 30, 1999, revenues to one customer located in Slovakia represented 44% of total sales (1998-25%), and a customer in the US accounted for 29% (1998-nil).

     Capital assets of the company are all located in Canada.

10.  COMMITMENTS

     The Company has the following annual commitments under the terms of office and equipment leases (for fiscal years ending September):

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US Dollars)
-------------------------------------------------------------------------------

                    1999                    $ 112,340
                    2000                      100,575
                    2001                       33,932
                    2002                        8,015
                    2003                        1,259
                                            ---------
                                            $ 256,121
                                            ---------

     Office lease payments for the nine months ended June 30, 1999 of $59,557 (1998-$28,427), and equipment lease payments of $37,664 (1998-15,750), were included in general and administrative expenses.

11.  SOFTWARE RIGHTS

     During the year ended September 30, 1998, the Company completed a series of transactions with third parties (the owners), by which the Company sold the U.S. and Canadian rights, title and interest in its O.P.E.N. Centrix security management application software for a net cash consideration of CDN$1,050,000 (after finders' fees of CDN$820,000) and notes receivable of CDN$15,130,000. The notes are due in 2007 and bear interest at 6% per annum. The notes are collateralized by the technology and future payment of the notes and non-compounded interest thereon wholly dependent upon future sales of the software.

     The Company and the owners entered into "Management and Marketing Agreements". The agreements expire in 2007 and may be extended for two additional two-year terms. The extension of the term will be automatic and the Company or the owners can terminate the agreements during any extension with 90 days' notice to the other party.

     Under the terms of the Management and Marketing Agreements, the Company is appointed the sole and exclusive agent responsible for marketing and selling the software, delivering and installing the software, providing customer support including training and consulting, and providing necessary maintenance and enhancements. The Company is required to maintain adequate insurance related to these activities. The Company is entitled to a management fee on an annual basis equal to 55% of net revenues (net sales of the software less costs of selling, marketing, general and administrative expenses, costs of enhancements, and the management fee) for U.S. sales and 45% of net revenues for Canadian sales.

     The amount of net revenues is to be distributed annually in the following order of priority: to pay the accrued and unpaid interest on the notes to the Company; and to pay to the owners of the software an annual Owner's Return of CDN $500,000, including any cumulative unpaid annual return from prior years. Any remainder will be distributed annually in the following order; 45% to the owners to be used to pay the principal on the notes; and 55% as a return to the owners.

     The Company has the right to use, modify, market, distribute and sell the rights to use the software with products or services that are not competitive with the software. The owners will have the exclusive rights to any modifications that constitute an enhancement. The Company may obtain all rights to the software at the end of the initial term of the agreements or extensions of such agreements. Upon any early termination due to certain limited circumstances, the Company has the right to acquire the software for an amount being CDN$4,800,000 less the cumulative amount of Owner's Returns paid to the owners during the period to termination plus the outstanding principal value of the notes. In the event the Owners wish to sell the software rights, the Company has the right of first refusal to acquire the rights at the same purchase price and terms as the Owners are prepared to sell the assets.

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US Dollars)
-------------------------------------------------------------------------------

     During the nine months ended June 30, 1999, the Company entered into a series of agreements with a third party (the owner), by which the Company sold the European rights, title and interest in its O.P.E.N. Centrix security management application software to the owner for a deposit of CDN $950,000 and future payments totalling US $29,375,000. The future payments are wholly dependent upon future sales of the software. The technology and the shares of the owner's company collateralize the payments.

     The Company and the owner entered into a "Management and Marketing Agreement" dated December 30, 1998. The agreement expires December 30, 2008 and may be extended for two additional two-year terms. The extension of the term will be automatic and the Company or the owner can terminate the agreement during any extension with 90 days notice to the other party.

     Under the terms of the Management and Marketing Agreement, the Company is appointed the sole and exclusive agent responsible for marketing and selling the software, delivering and installing the software, providing customer support including training and consulting, and providing necessary maintenance and enhancements. The Company is required to maintain adequate insurance related to these activities. The Company is entitled to a management fee on an annual basis equal to 55% of net revenues (net sales of the software less costs of selling, marketing, general and administrative expenses, and costs of enhancements).

     The amount of net revenues is to be distributed annually in the following order of priority: to pay the accrued and unpaid annual fee due to the Company; and to pay to the owners of the software an annual Owner's Return of CDN $500,000, including any cumulative unpaid annual return from prior years. Any remainder will be distributed annually to the owners.

     The Company has the right to use, modify, market, distribute and sell the rights to use the software with products or services that are not competitive with the software. The owner will have the exclusive rights to any modifications that constitute an enhancement. The Company may obtain all rights to the software at the end of the initial term of the agreement or extensions of such agreement. Upon any early termination due to certain limited circumstances, the Company has the right to acquire the software for an amount being CDN $5,000,000 less the cumulative amount of Owner's Return paid to the owner during the period to termination. In the event that the owner wishes to sell the software rights, the Company has the right of first refusal to acquire the rights at the same purchase price and terms as the owner is prepared to sell the assets.

     The net cash received by the Company has been accounted for under the provisions of the "Emerging Issues Task Force, 88-18. Sales of Future Revenues" (EITF 88-18) and has been recorded as "Advances on sale of software rights" in these financial statements. These advances will be recorded in income over a 10-year period based on the percentage of revenue received in each year to total estimated revenue over the 10-year period for each agreement. No amounts have been recorded as revenue in the nine months ended June 30, 1999. There is no reasonable assurance that the owners fees and net revenue allocated to the owners will be sufficient to service the notes receivable principal and interest payments due to the Company and as such the notes have not been recorded.

12.  SUBSEQUENT EVENTS

     RELATED PARTY TRANSACTIONS

     Subsequent to the end of the period, shareholders loaned the Company a further $152,720 without interest and without stated terms of repayment.

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US Dollars)
-------------------------------------------------------------------------------

13.  INCOME TAXES

     The Company and its subsidiary have estimated net-operating loss carry-forwards as follows:

          United States       $2,066,000     (expiring 2017 and 2018)

     Temporary differences and carryforwards, which give rise to significant portions of deferred tax assets and liabilities, are as follows:

                                                 SEPT 30/98     SEPT 30/97
                                                ------------   ------------
          Deferred tax assets
           Net operating loss carryforward      $ 2,066,000    $ 1,378,000
           Software rights                          740,000        740,000
          Less valuation allowance               (2,806,000)    (2,118,000)
                                                ------------   ------------
                                                $        --    $        --

     These operating loss carry-forwards are available for offset against future taxable income. Considering the Company's cumulative losses, the Company has provided an allowance of 100% against its deferred tax assets.

     The Company has non-deductible items for tax purposes primarily related to stock based compensation and interest expense for the nine months ended June 30, 1999 of approximately $7,400 (1998 - $15,000). In addition, the Company will include $450,000 received on advances on sale of software rights in taxable income for the period.

     No additional computations have been made regarding the tax effects of the Company's performance in the current period.

14.  RELATED PARTY TRANSACTIONS

                                                                      1999        1998
                                                                  ------------------------
          Due to shareholders and directors, interest free          $287,398     $36,826

     Included in fixed assets is $2,368 (cost of $9,287) in respect of an automobile sold in the year ended September 30, 1997 to the Company by the majority shareholder and director.

     During the nine months ended June 30, 1998, the majority shareholder loaned the Company up to $199,200 without interest and without stated terms of repayment of which $266,085 was included as due to shareholders and directors at June 30, 1999 (1998 - $36,826). During the nine months ended June 30, 1999, the Company loaned the same shareholder/director up to $23,000 without interest or stated terms of repayment, all of which was repaid within the period.

     The Company incurred $59,210 during the nine months ended June 30, 1999 (1998 - $83,037) for consulting services to companies controlled by directors of the Company ($21,312 was outstanding at June 30, 1999).

ALYA INTERNATIONAL, INC.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999 and 1998
(Expressed in US Dollars)
-------------------------------------------------------------------------------

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table sets out the fair value and carrying values of the Company's financial instruments.

                                          1999                                1998
                               ----------------------------------------------------------------
                                  Fair            Carrying            Fair            Carrying
                                  Value            Amount             Value            Amount
                               ----------------------------------------------------------------
Cash                            $ 13,088          $ 13,088          $     --          $     --
Accounts receivable               55,498            55,498            17,789            17,789
Accounts payable                 814,631           814,631           213,256           213,256
Operating line of credit              --                --                --                --
Due to related parties           287,398           287,398            36,826            36,826

16.  COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified where necessary in order to conform to changes in presentation adopted in the current period.

                           [BACK COVER OF PROSPECTUS]



                      DEALER PROSPECTUS DELIVERY OBLIGATION



         Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The General Corporation Law of the State of Delaware and Article VIII of the Registrant's Articles of Incorporation permit the Registrant to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the corporation's best interests, not opposed to the corporation's best interests, or unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection.


ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by the registrant in connection with the securities being registered are as follows:



                  Securities and Exchange Commission filing fee.........................$   1,390
                  NASD filing fee.......................................................    1,000
                  Accounting fees and expenses..........................................   10,000
                  Blue sky fees and expenses............................................    5,000
                  Legal fees and expenses...............................................   35,000
                  Transfer agent fees and expenses......................................    2,000
                  Printing expenses.....................................................   10,000
                  Miscellaneous expenses................................................   10,610
                                                                                           ------

                  Total.................................................................$  75,000
                                                                                        =========


All amounts are estimates except the SEC filing fee and NASD filing fee

ITEM 3.  UNDERTAKINGS

(A) The small business issuer will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

 (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR


Since October 1998, Alya has sold shares of its common stock, which sales were not registered under the Securities Act as follows:




--------------------------------------------------------------------------------------------------------------------
                                                                     DOLLAR                           REGISTRATION
PURCHASER                                      NUMBER OF SHARES    AMOUNT ($)          DATE            EXEMPTION
---------                                      ----------------    ----------          ----            ---------
Cameron Moriarty                                           74,000       33,300   October 30, 1998         (1)
Corinex Group AS                                          416,617      249,970   November 12, 1998        (1)
Tital Enterprises Ltd.                                    200,000       90,000   January 20, 1999         (2)
Dale Paruk                                                140,000       57,400    March 17, 1999          (2)
510402 BC Ltd.                                             50,675       20,270    April 15, 1999          (1)
Petar Kokan                                                50,675       20,270    April 16, 1999          (1)
Kamtek Management Corp.                                   400,000      200,000      May 6, 1999           (1)
--------------------------------------------------------------------------------------------------------------------


    (1) Section 4(2) of the Securities Act of 1933, as amended. These shares bear a restrictive legend.

    (2) Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended.

    With respect to the sales of securities above, no underwriting commissions or discounts were paid on these sales.

ITEM 5.  INDEX TO EXHIBITS




-------------- ------------------------------------------------------------------------------------
 Exhibit
   No.         Exhibit
-------------- ------------------------------------------------------------------------------------
     1.1       Form of Selling Agent Agreement
-------------- ------------------------------------------------------------------------------------
     2.1       Articles of Incorporation (1)
-------------- ------------------------------------------------------------------------------------
     2.2       Bylaws (1)
-------------- ------------------------------------------------------------------------------------
     4.1       Form of Subscription Agreement (1)
-------------- ------------------------------------------------------------------------------------
     6.1       Joint Development Agreement between the Company and WSSD dated May  21, 1997 (1)
-------------- ------------------------------------------------------------------------------------
     6.2       Documents Relating to Sale of O.P.E.N.centrix-TM- Software Rights to Gary Drummond
-------------- ------------------------------------------------------------------------------------
     6.3       Documents Relating to Sale of O.P.E.N.centrix-TM- Software Rights to Mark Silver
-------------- ------------------------------------------------------------------------------------
     6.4       Documents Relating to Sale of O.P.E.N.centrix-TM- Software Rights to G. Kingsley Ward and Barry Pike.
-------------- ------------------------------------------------------------------------------------
     6.5       Documents Relating to Sale of O.P.E.N.centrix-TM- Software Rights to Video Technology
               Systems, Inc.
-------------- ------------------------------------------------------------------------------------
     6.6       1997 Stock Option Plan (1)
-------------- ------------------------------------------------------------------------------------
    10.1       Consent of PricewaterhouseCoopers LLP. (1)
-------------- ------------------------------------------------------------------------------------
    10.2       Consent of Dill Dill Carr Stonbraker & Hutchings, P.C. (incorporated by reference to exhibit 11.1) (1)
-------------- ------------------------------------------------------------------------------------
    11.1       Opinion re legality (1)
-------------- ------------------------------------------------------------------------------------



(1) Previously filed as an exhibit to Alya's Registration Statement on Form SB-1, filed with the Commission on July 15, 1999. File number 33-82877.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Coquitlam, Province of British Columbia, on November 2, 1999.


                                       Alya International, Inc.
                                       (Registrant)



                                       By: /s/ Milan Carnogursky
                                          -----------------------------
                                               Milan Carnogursky
                              Chairman, Chief Executive Officer
                              and Director


         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.



SIGNATURE                                            TITLE                                    DATE

/s/ Milan Carnogursky                        Chairman, Chief Executive Officer
------------------------------               and Director                                November 2, 1999
Milan Carnogursky


------------------------------                Director                                   November 2, 1999
Peter Sobotka


/s/ Douglas Corbett                           President
------------------------------                and Director                               November 2, 1999
Douglas Corbett


/s/ Jaro Bucko                                Chief Technology Officer, Secretary,
------------------------------                Treasurer and Director                     November 2, 1999
Jaro Bucko


/s/ Robert Hamilton                           Vice President - Operations                November 2, 1999
------------------------------
Robert Hamilton

                                   II-4

                                              Chief Financial Officer
/s/ Arthur J. Ayres                           (Principal Financial Officer)
------------------------------                (Principal Accounting Officer)             November 2, 1999
Arthur J. Ayres, CA




                                   II-5